Stock Exchange Release
26 July 2007

07026028

Strong growth
Capital return
Dividend increase

Worldwide life and pensions PVNBP(1) of £4,979m	**+ 22%**
UK life and pensions PVNBP of £4,472m	**+ 24%**
Worldwide life and pensions new business contribution of £178m	**- 7%**
£16.2bn new institutional funds under management	**+ 51%**
EEV(2) operating profit of £589m	**+ 5%**
Interim dividend 1.87p	**+7.5%**
Capital return announced – share buyback of £1bn	

NEWS

Group Chief Executive, Tim Breedon, said:

"Legal & General has substantially reshaped both its capital and organisational structures. We are now much closer to realising the business model which we envisage taking us forward over the coming years.

"Having taken into account our strategic aim of maintaining a AA financial strength rating and an efficient capital base, able to support the long term growth potential of the business, the Board has approved a £1bn capital return programme in the form of an on-market share buyback.

"The dividend growth rate is increased to 7.5%, reflecting strong cash flows and the profitability of our business. It is the aim of the Board to have a sustainable dividend policy, one which aims to build on our history of providing a steady growing stream of income to our investors.

"Our financial results for the first half of the year demonstrate further progress in our core protection, savings and investment management operations, while our new business figures show the robustness of our distribution model. UK economic conditions remain favourable. However, recent interest rate rises appear to have slowed activity in the housing market. Savings continue to benefit from the twin catalysts of A-Day and platform development. We remain confident that Legal & General will continue to build on its competitive position, particularly given progress on product development, platform technology and extending distribution reach."

Notes:

1. Present value of new business premiums
2. European Embedded Value

Legal & General

Financial highlights	EEV basis		IFRS[1] basis	
		% change on		% change on
	H1 2007	H1 2006	H1 2007	H1 2006
Worldwide life and pensions new business (PVNBP)	£4,979m	22	N/A	N/A
Worldwide life and pensions new business (APE[2])	£661m	20	N/A	N/A
Worldwide new business (APE)	£830m	(7)	N/A	N/A
Contribution from new life and pensions business	£178m	(7)	N/A	N/A
Operating profit	£589m	5	£342m	2
Profit from continuing operations before tax	£797m	18	£499m	24
Interim dividend per share	1.87p	7.5	1.87p	7.5
Ordinary shareholders' equity	£8,365m	17	£5,515m	30
Ordinary shareholders' equity per share	128p	16	84p	29

Notes:

1. International Financial Reporting Standards

2. Annual Premium Equivalent – comprises new annual premiums together with 10% of single premiums

Overview of results

Worldwide new life and pensions business grew by 20% on an APE basis to £661m (H1 06: £553m). UK life and pensions volumes increased by 21% year on year, with strong growth in pensions, investment bonds and individual annuities. Total worldwide sales, including retail investments, were £830m APE. This compares with £896m APE in the first half of 2006, which included unusually high volumes of institutional and wholesale transfer business. Legal & General Investment Management (LGIM) attracted a record £16.2bn of new money in the first six months of the year and now has over £250bn of funds under management.

On an EEV basis, the Group's operating profit before taxation increased by 5% to £589m (H1 06: £560m). Worldwide contribution from new life and pensions business reduced to £178m (H1 06: £192m), primarily reflecting the change in mix of new business written in the period. Life and pensions experience variances and operating assumption changes were a positive £58m (H1 06: £43m). This resulted primarily from the move in July to charging fees for investment management services provided to Legal & General Assurance Society Limited (Society) by LGIM on a higher market referenced basis, rather than the cost recovery basis used historically.

On an IFRS basis, the Group's operating profit increased by 2% to £342m (H1 06: £334m). UK life and pensions operating profit grew by 16% to £249m (H1 06: £215m) and there were increased contributions from our overseas life and pensions business and LGIM. However, these were partly offset by an operating loss of £38m in our general insurance business (H1 06: £2m profit), reflecting weather-related losses in January and June. The final impact of the severe flooding from 20 July 2007 has not yet been quantified. However, early indications suggest that it could give rise to claims of the order of £30m net of reinsurance in the second half of 2007.

Capital return, dividend policy and ongoing investor communication

In November 2006, Legal & General committed both to conducting an annual assessment of the capital we hold and to communicating our findings at each set of Interim results. We indicated that where capital was identified as clearly in excess of the requirements of the business, this would be returned to shareholders.

Following this year's detailed assessment of our capital position, we have been able to confirm that the Group currently holds £1bn of capital in excess of requirements. This assessment has taken into account the long term growth potential of the business, our capital requirements and our strategic aim of maintaining a AA financial strength rating, even following a moderate shock event.

Based on this year's findings, the Board has approved a £1bn capital return programme, in the form of an on-market share buyback which will begin shortly. We will buy shares using a volume-led approach, based on typical buyback percentages of the average daily volume of Legal & General shares currently traded. Whilst we are committed to executing as quickly as possible, there is the potential that this process will last beyond July 2008.

Maintaining our AA financial strength rating continues to be a key constraint on the capital we hold. Legal & General does not expect the announcement of the capital return programme to have any impact on the current ratings or ratings outlook of the Group from the rating agencies, Standard & Poor's and Moody's.

We took a number of actions to ensure that sufficient liquid assets and distributable reserves were available in Legal & General Group Plc (Group Plc) at 30 June 2007 to support a return of capital to shareholders. During the first half of 2007, Society repaid internal subordinated debt of £602m and paid an interim dividend of £400m, both to Group Plc. We sold approximately £180m of equities held by shareholders' funds as part of this process.

The Board considered its dividend policy alongside its assessment of capital. It took into account the Group's future capital requirements, projections of future profits and dividends from subsidiaries, current investment market conditions and the aim of maintaining a progressive dividend policy. It concluded that it was appropriate to increase the 2007 Interim dividend by 7.5% to 1.87p per share.

In addition to conducting annual assessments of capital held, Legal & General will update its balanced scorecard of capital measures every six months, to assist investors in tracking movements in our capital base against key target ranges. The 2007 Interim results update can be found in the "Capital and financing" section below.

Update on capital review

Also in November 2006, Legal & General set out the timetable for a detailed review of its capital structure. The structure we have had in place has supported our strong, profitable growth for more than a decade. However, management indicated the need to review our structure in light of regulatory and fiscal developments over recent years. Our aims are to enhance the efficiency and flexibility of capital we hold, to improve the clarity of capital structure, and to support the continuing profitable growth of our business. We have detailed our progress during the first half of 2007 below:

1. Legal & General Pensions Limited

In December 2006, we ceded the non-linked non profit pensions and annuity business of Society to a new, wholly owned reinsurance company, Legal & General Pensions Limited (LGPL). This was an important first step in the broader restructuring of our balance sheet. However, as we anticipated, it gave rise to a capital inefficiency of £0.5bn on a regulatory basis due to the requirement to hold solvency capital in both entities. We disclosed this at the 2006 Preliminary results and indicated that we would work to remove the inefficiency.

The FSA introduced a framework for a new regulatory insurance entity – an Insurance Special Purpose Vehicle (ISPV) - in December 2006. It remains our preference to convert LGPL into an ISPV. This would provide greater structural flexibility and, we believe, would have the effect of largely reversing the capital inefficiency created by establishing LGPL. We have lodged an application with the FSA and, together with the ABI, are seeking further clarity on the basis of taxation of this new type of vehicle. We remain keen to effect the conversion to an ISPV in the second half of 2007.

2. Capital structure of Society

Legal & General continues to review the long term structure of Society, including the Shareholder Retained Capital and the Sub-fund. We have appointed an independent expert to ensure that, in any future restructuring, all policyholders are treated fairly.

3. Internal investment management contracts

LGIM has historically charged investment management services to Society on a cost recovery basis. From 1 July 2007, the service will be provided at higher market referenced fees. We believe this aligns our practice with peers, recognises the value of services provided by LGIM and better reflects the generation of profits in the value chain. Investment management services provided to LGPL have been charged at market referenced fees since its inception.

4. Innovative tier I issue

In May 2007, Legal & General issued £600m of Innovative tier I debt. The proceeds were used in part to repay short term senior debt and the balance will be used to finance the acquisition of Nationwide Life and Nationwide Unit Trust Managers. This issue increased our Group regulatory capital surplus. It also counts as equity in the capital models of the rating agencies, Standard & Poor's (100%) and Moody's (75%), further supporting our AA+/Aa1 financial strength ratings.

Distribution and product developments

As previously disclosed, we secured new distribution partnerships with Nationwide Building Society and Intelligent Finance in the first half of this year. We now expect our relationship with Nationwide to go live in early 2008, slightly later than the timing originally announced, following the completion of the planned merger of Nationwide Building Society with Portman Building Society later this year.

We continue to develop new products and improve existing ones. We were pleased with the launch of our open-architecture Group SIPP product to the corporate pensions market and we have delivered enhancements to our Group Income Protection, Critical Illness Cover and high net worth protection products, among many others, in the first half of the year. We expect to launch an international bond product from our new Dublin subsidiary in the second half of 2007. The bond is aimed at the high net worth segment, will give Legal & General access to the £7bn international bond market in the UK and will further enhance our suite of open architecture products.

Outlook

Our core savings market has continued to benefit from the ongoing impact of A-Day and the increasing utilisation of platforms. Customers remain attracted to our leading products and services, supported by the strengths of LGIM. Current investment conditions have the potential to lead to some increase in market volatility. However, demographics continue to support the market for long term savings products.

Housing market activity has come under pressure recently as the interest rate rises appear to have dampened housing demand, impacting growth in the mortgage protection market. The protection market will also reflect the absence of pension term assurance, which contributed to sales growth in the second half of 2006. We are confident that we can continue to improve our market position despite these more challenging conditions – the impact of our new relationships with Nationwide Building Society, Intelligent Finance and others will, we believe, deliver further market share growth in 2008.

We continue to work to deliver innovative bulk purchase annuity solutions, harnessing the skills in both LGIM and our annuity business. We have seen an encouraging increase in enquiries from open pensions schemes looking at their buy-out options and have started to see sales coming through. In addition, we expect to continue to win significant volumes of both traditional bulk and individual annuity business from corporates and individuals attracted to our value for money products and consistently good customer service.

We support the broadening of pension provision through the government's personal account initiative. However, we have expressed concerns about details of the proposals and their likely impact on the existing private pension market. We remain actively and constructively engaged with government on issues, including taxpayer subsidy, "levelling down" contribution levels and transfers.

We are encouraged by both the approach and direction being taken by the FSA in its Retail Distribution Review. We see clear benefits in introducing greater clarity at the point of sale between the cost of advice and the cost of products but will seek to ensure that any changes avoid unnecessary implementation expense and take account of the need for orderly transition. We believe that our diversified distribution model positions us favourably to capitalise on any changes proposed to the regulatory structures around distribution. The Retail Distribution Review is still in its very early stages and we will continue to play an active role in the debate it has stimulated.

Enquiries to:

Investors:

Andrew Palmer, Group Director (Finance)	020 7528 6286
Jonathan Maddock, Head of Investor Relations	020 7528 6298
Nicola Marshall, Investor Relations Manager	020 7528 6263

Media:

John Morgan, Media Relations Director	020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson	07973 611888

Notes:

- Issued share capital at 30 June 2007 was 6,535,517,371 shares of 2.5p each.

- A copy of this announcement can be found on the "Results" page of our shareholder website at http://investor.legalandgeneral.com/results.cfm.

- A presentation to analysts and fund managers will take place at 09.30 BST today at Temple Court, 11 Queen Victoria Street, London EC4N 4TP. There will be a live audiocast of the presentation which can be accessed at http://investor.legalandgeneral.com/presentations.cfm. A replay will be available on this website later today. The presentation slides will be available from 09.20 BST at http://investor.legalandgeneral.com/presentations.cfm.

- There will be a live listen only teleconference link to the presentation. UK investors should dial 0800 6942 586 and overseas investors should dial +44 (0)1452 567 098. The conference ID number is 6793361.

The following financial information was approved by the Board on 25 July 2007.

The results for the six months to 30 June 2007 and 30 June 2006 are unaudited, but have been subject to a review by the independent auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Group consolidated financial statements for the year ended 2006, published on 13 March 2007, have been filed with the Registrar of Companies and include an independent auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Financial calendar:

Ex dividend date for Interim dividend	5 September 2007
Record date for Interim dividend	7 September 2007
Payment date for Interim dividend	1 October 2007
Q3 2007 New business results	17 October 2007
Q4 2007 New business results	24 January 2008
Preliminary Results 2007	13 March 2008
AGM – taking place at the Institute of Engineering and Technology, Savoy Place, London	14 May 2008
Interim Results 2008	1 August 2008

A Dividend Reinvestment Plan is available to shareholders.

Forward-looking statements:

This document may contain certain forward-looking statements with respect to certain of Legal & General Group Plc's plans and its current goals and expectations relating to future financial condition, performance and results. By their nature forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Legal & General Group Plc's control, including, among others, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, the impact of competition, the timing, impact and other uncertainties of future mergers or combinations within relevant industries. As a result, Legal & General Group Plc's actual future condition, performance and results may differ materially from the plans, goals and expectations set out in Legal & General Group Plc's forward-looking statements. Legal & General Group Plc does not undertake to update forward-looking statements contained in this document or any other forward-looking statement it may make.

Table of contents

Business review

New business

£m	H1 2007 APE	H1 2007 PVNBP	H1 2007 Contribution	H1 2007 PVNBP Margin (%)	H1 2006 APE	H1 2006 PVNBP	H1 2006 Contribution	H1 2006 PVNBP Margin (%)
UK life and pensions:								
Protection	**111**	**563**	**51**	**9.1**	111	555	45	8.0
Annuities	**86**	**862**	**87**	**10.1**	71	708	100	14.1
Unit linked bonds	**136**	**1,355**	**21**	**1.5**	121	1,213	36	3.0
Pensions – Stakeholder and other non profit	**133**	**920**	**(5)**	**(0.5)**	93	535	(8)	(1.5)
With-profits	**132**	**772**	**11**	**1.4**	100	602	6	1.0
Total UK life and pensions new business	**598**	**4,472**	**165**	**3.7**	496	3,613	179	4.9
International life and pensions	**63**	**507**	**13**	**2.6**	57	482	13	2.7
Total life and pensions new business	**661**	**4,979**	**178**	**3.6**	553	4,095	192	4.7
UK retail investments	**167**	**N/A**	**N/A**	**N/A**	342	N/A	N/A	N/A
International retail investments	**2**	**N/A**	**N/A**	**N/A**	1	N/A	N/A	N/A
Total new business	**830**				896			
Institutional fund management	**£16.2bn**				£10.8bn			

UK life and pensions

Legal & General new UK life and pensions business volumes increased by 24% on a PVNBP basis in the first half of 2007, with growth in annuities, pensions and unit linked bonds, together with stable protection volumes. We saw an increase in new pensions volumes as a proportion of total new business, reflecting the significant expansion of this market over the last year.

Protection

Total protection volumes increased by 1% in the first half of 2007 to £563m on a PVNBP basis (H1 06: £555m).

Individual protection annual premiums grew by 5% to £82m (H1 06: £78m). The effect of increasing interest rates began to filter through into housing market activity in the second quarter. Legal & General wrote £40m of new individual protection business in the second quarter of 2007, compared with £42m in the first, although this was marginally higher than the second quarter of 2006 (£39m).

Group protection annual premiums fell by 12% to £29m (H1 06: £33m) in challenging trading conditions, with increased competition, particularly in the group life segment. We recently launched an innovative group income protection product and are encouraged by early feedback from intermediaries.

The protection margin, which incorporates both individual and group protection products, increased from 8.0% in H1 06 to 9.1% in H1 07. This represented a reduction against the full year 2006 margin of 10.9%, which included

the benefit of the lower reserving requirements on individual protection products resulting from the implementation of the FSA's Policy Statement 06/14. We indicated in the Preliminary results 2006 that we expected this boost to margins to moderate over time, and this has indeed occurred in the first half of 2007.

Annuities

Volumes of both individual and bulk purchase annuities (BPAs) were strong in the first half of 2007 - total new annuities business on a PVNBP basis increased to £862m (H1 06: £708m).

Sales of single premium individual annuities were up 130% to £480m in the first half of the year (H1 06: £209m), as the more favourable market conditions of the second half of 2006 continued and bond yields increased further.

Sales of BPAs remained buoyant in the first half of 2007 with 108 policies written, amounting to £382m of single premiums (H1 06: £499m). Volumes in this line of business fluctuate significantly and 2006 was a record year for new BPA volumes for Legal & General – factors which make prior year comparisons difficult. However, second quarter volumes of £217m were broadly stable compared with the same period last year (Q2 06: £222m). We began to see some increased quotation activity for "new market" schemes in the second quarter, i.e. for open - as opposed to the traditional closed – pension schemes.

The annuities margin is strongly influenced by the mix of new business written and, in particular, by the mix between lower margin individual and higher margin bulk annuity business. Individual annuities represented 56% of total non profit annuity sales, compared with 30% in H1 06 and 41% in FY 06. The aggregate annuity margin for each period was 10.1%, 14.1% and 11.0% respectively. The annuity margin at FY 06 was reduced by approximately one percentage point as a result of the additional solvency capital required following the creation of LGPL in 2006, and the assumption that assets backing the solvency margin on new business are invested 50:50 in bonds:equities. This effect remained in place in the first half of 2007.

Unit linked bonds

We continued to build scale in our unit linked bond business in the first half of 2007. Sales increased by 12% to £1,355m (H1 06: £1,213m), supported by additional unit allocation offers for customers on our Portfolio Bond. These offers continued in the first half of 2007, but at a lower rate than during the second half of 2006, giving rise to a reduction in volumes against the second half 2006 (£1,399m). 68% of Portfolio Bond sales in the first half of the year were written on-platform, indicating strong support from IFAs for our bond wrap proposition.

The unit linked bond margin decreased from 2.0% at the full year 2006 to 1.5% in the first half 2007, due mainly to the promotional offers mentioned above and competitive conditions.

Pensions

With changes brought about by pensions A-Day and open architecture, and with improving product economics, we believe that there is now an opportunity to build scale profitably in the pensions market, where we have a growing market share (based on ABI data – FY 06: 6%; Q1 07: 7%). We continue to target single premium transfer business, corporate schemes and incremental business. Annual premiums grew by 11% to £70m (H1 06: £63m) whereas single premium business grew by 116% to £635m (H1 06: £294m). Our Individual SIPP product continues to perform well, accounting for over 20% of non profit pension sales on a PVNBP basis in the first half of 2007. We also launched our open architecture Group SIPP in the second quarter.

Supported by improved mix and growing scale, the total non profit pensions margin improved from negative 0.7% in the full year 2006 to negative 0.5% in the first half of 2007.

With-profits

Annual premium sales of with-profits products increased by 27% to £80m in the first half of 2007 (H1 06: £63m) and single premium sales by 39% to £522m (H1 06: £375m). These figures include unit linked savings contracts which offer a with-profits investment option. The strong increase in sales was mainly due to increased pensions volumes but we also saw increased demand for with-profits bonds. Customers remain attracted to strong investment returns on assets backing the with-profits fund.

The with-profits margin remained stable at 1.4% when compared with the full year 2006 position.

International life and pensions

In the USA, we saw robust sales growth of 13% in the first half of 2007 to $293m on a PVNBP basis (H1 06: $260m). Volumes in the Netherlands were down by 12% to €183m (H1 06: €207m) against the backdrop of ongoing challenging market conditions. However, we believe that we improved our market position over the period. Sales in France grew strongly by 21% to €346m on a PVNBP basis (H1 06: €285m), reflecting increased sales of savings products stimulated by regulatory changes.

Retail investments

Worldwide retail investment sales were £169m APE (H1 06: £343m APE). In the UK, individual retail investment business was broadly stable in the first half of 2007 at £121m APE (H1 06: £127m APE). However, the volume of institutional and wholesale business written was significantly lower at £46m APE (H1 06: £215m APE). "Institutional" here describes business transacted with charitable organisations, friendly societies and other financial institutions and "wholesale" describes transfers from some of our distribution partners. Both these types of transactions are bulky by nature.

Investment management

LGIM delivered an outstanding £16.2bn of new business in the first half of 2007, an increase of over £5bn compared with the first half of 2006 (H1 06: £10.8bn).

Funds under management stood at £253bn at 30 June 2007 (30 June 2006: £211bn), of which £180bn was invested in index tracking funds on behalf of clients. Our index tracking capabilities, our scale and our commitment to a high level of client service are at the heart of our business model, and have combined to deliver strong new business flows over more than a decade.

LGIM continued to expand its capabilities in other product segments. We delivered significant improvements in active equity investment performance and demand for our Structured Solutions products and services continued to grow, with £6.0bn funds under management at 30 June 2007 (30 June 2006: £3.5bn).

In July this year, we were delighted to be recommended by Hermes Investment Management for the provision of passive equity fund management services to its clients. This is further testimony to LGIM's reputation, products and focus on excellence in customer service.

Investment management operating profit – IFRS basis

£m	H1 2007	H1 2006
Managed pension funds	51	45
Ventures	-	2
Property	5	4
Retail investments	6	5
Other income	11	9
Investment management operating profit	73	65
Cost/income ratio	46%	36%

Operating profits from our investment management business increased by 12% to £73m (H1 06: £65m). This was due mainly to the growth in pension funds under management to £160bn at 30 June 2007 (30 June 2006: £130m), driven by a combination of excellent new business figures and high levels of client retention. Other income of £11m (H1 06: £9m) included £4m of profits arising from market referenced fees charged for the provision of investment management services to LGPL. The cost/income ratio increased to 46% (H1 06: 36%), primarily as a result of the costs of transferring to new City premises, scheduled for the second half of the year, and planned investment in people and systems across the business.

Our supplementary reporting also includes details of the results of our managed pension funds business on an EEV basis which can be found in section 3 of the financial information.

General insurance operating result – IFRS basis

£m	H1 2007 Operating (loss)/profit	H1 2007 Underwriting result	H1 2006 Operating profit	H1 2006 Underwriting result
Household	(52)	(59)	2	(3)
Other	14	11	-	(3)
General insurance result	(38)	(48)	2	(6)

Our General insurance business recorded a pre-tax operating loss of £38m in the first half of 2007, compared with a £2m profit in the same period last year. This was due to increased household claims following windstorm Kyrill in January, which gave rise to £8m in claims, and two flooding events in June this year, giving rise to estimated claims of £40m net of reinsurance. The final impact of the severe flooding from 20 July 2007 has not yet been quantified. However, early indications suggest that it could give rise to claims of the order of £30m net of reinsurance in the second half of 2007. Other operating profit for the first half of 2007 included a profit of £6m following our decision to withdraw from the healthcare market earlier in the year.

Other operational income – IFRS and EEV basis

£m	H1 2007 EEV	H1 2007 IFRS	H1 2006 EEV & IFRS
Shareholders' other income:			
- Investment return on ordinary shareholders' equity	59	90	69
- Interest expense	(55)	(55)	(48)
	4	35	21
Other operations	-	-	(1)
Unallocated corporate and development expenses	(18)	(18)	(5)
Other operational income	(14)	17	15

Following the creation of LGPL in 2006, the investment return on LGPL ordinary shareholders' capital on an EEV basis is reported as covered business within "Contribution from shareholder net worth". On an IFRS basis, investment return

With-profits

Annual premium sales of with-profits products increased by 27% to £80m in the first half of 2007 (H1 06: £63m) and single premium sales by 39% to £522m (H1 06: £375m). These figures include unit linked savings contracts which offer a with-profits investment option. The strong increase in sales was mainly due to increased pensions volumes but we also saw increased demand for with-profits bonds. Customers remain attracted to strong investment returns on assets backing the with-profits fund.

The with-profits margin remained stable at 1.4% when compared with the full year 2006 position.

International life and pensions

In the USA, we saw robust sales growth of 13% in the first half of 2007 to $293m on a PVNBP basis (H1 06: $260m). Volumes in the Netherlands were down by 12% to €183m (H1 06: €207m) against the backdrop of ongoing challenging market conditions. However, we believe that we improved our market position over the period. Sales in France grew strongly by 21% to €346m on a PVNBP basis (H1 06: €285m), reflecting increased sales of savings products stimulated by regulatory changes.

Retail investments

Worldwide retail investment sales were £169m APE (H1 06: £343m APE). In the UK, individual retail investment business was broadly stable in the first half of 2007 at £121m APE (H1 06: £127m APE). However, the volume of institutional and wholesale business written was significantly lower at £46m APE (H1 06: £215m APE). "Institutional" here describes business transacted with charitable organisations, friendly societies and other financial institutions and "wholesale" describes transfers from some of our distribution partners. Both these types of transactions are bulky by nature.

Investment management

LGIM delivered an outstanding £16.2bn of new business in the first half of 2007, an increase of over £5bn compared with the first half of 2006 (H1 06: £10.8bn).

Funds under management stood at £253bn at 30 June 2007 (30 June 2006: £211bn), of which £180bn was invested in index tracking funds on behalf of clients. Our index tracking capabilities, our scale and our commitment to a high level of client service are at the heart of our business model, and have combined to deliver strong new business flows over more than a decade.

LGIM continued to expand its capabilities in other product segments. We delivered significant improvements in active equity investment performance and demand for our Structured Solutions products and services continued to grow, with £6.0bn funds under management at 30 June 2007 (30 June 2006: £3.5bn).

In July this year, we were delighted to be recommended by Hermes Investment Management for the provision of passive equity fund management services to its clients. This is further testimony to LGIM's reputation, products and focus on excellence in customer service.

Profitability

Consolidated income statement

	EEV		IFRS	
£m	**H1 2007**	H1 2006	**H1 2007**	H1 2006
From continuing operations:				
Life and pensions	**551**	456	**290**	252
Investment management	**90**	87	**73**	65
General insurance	**(38)**	2	**(38)**	2
Other operational income	**(14)**	15	**17**	15
Operating profit	**589**	560	**342**	334
Variation from longer term investment return	**197**	113	**21**	7
Effect of economic assumption changes	**(6)**	(18)	**N/A**	N/A
Contribution from UK non profit business	**N/A**	N/A	**119**	39
Property income attributable to minority interests	**17**	21	**17**	21
Profit from continuing operations before tax	**797**	676	**499**	401
Tax	**(218)**	(198)	**(170)**	(124)
Effect of UK Budget tax changes	**93**	-	**N/A**	N/A
Profit from continuing operations after tax	**672**	478	**329**	277
Profit attributable to minority interests	**(17)**	(21)	**(17)**	(21)
Profit attributable to equity holders of the Company	**655**	457	**312**	256

Life and pensions operating profit – EEV basis

	UK		International	
£m	**H1 2007**	H1 2006	**H1 2007**	H1 2006
Contribution from new business (after cost of capital)	**165**	179	**13**	13
Contribution from in-force business:				
- Expected return	**127**	158	**40**	33
- Experience variances	**74**	53	**(6)**	(6)
- Operating assumption changes	**(10)**	(7)	**-**	3
Development costs	**(10)**	(10)	**-**	-
Contribution from shareholder net worth	**151**	32	**7**	8
Life and pensions operating profit – EEV basis	**497**	405	**54**	51

UK life and pensions operating profit – EEV basis

UK life and pensions operating profit increased by 23% to £497m (H1 06: £405m).

The contribution from new business decreased to £165m in the first half of 2007 (H1 06: £179m), with a greater proportion of pensions business written, a lower unit linked bond margin and a lower margin mix on our annuities business.

The expected return from in-force business was £127m (H1 06: £158m), reflecting the unwinding at a higher opening risk discount rate of 7.6% (2006: 7.1%) on a lower opening in-force value. The in-force value was lower at the end of 2006 than at the end of 2005 due to the impact of corporate restructuring and reserve changes, which we highlighted in our 2006 Preliminary results.

Experience variances for the first half of 2007 were positive £74m (H1 06: positive £53m). This consisted almost exclusively of the effect of moving to market referenced fees for investment management services provided by LGIM to Society - these were historically charged on a cost recovery basis. The effect totalled a positive £88m, reflecting the increased underlying value of with-profits business from adopting the EEV look through principle, and the small

reduction in value of non profit business as a result of allowing for higher regulatory reserves, which now include market referenced fees.

Operating assumption changes were negative £10m (H1 06: negative £7m).

Development costs of £10m (H1 06: £10m) related primarily to improvements to our pensions administration systems.

The contribution from shareholder net worth was £151m (H1 06: £32m). The shareholder net worth comprises the embedded value of the SRC and Sub-fund and, since the end of 2006, the shareholder capital of LGPL. The contribution from shareholder net worth comprised:

- In respect of Society: the unwind at a higher opening risk discount rate (7.6% in H1 07 vs 7.1% in H1 06) on a higher adjusted opening embedded value of the SRC and Sub-fund. This figure was grossed up at a tax rate of 28% (H1 06: 20%) reflecting the new corporation tax rate from April 2008.
- In respect of LGPL: an expected investment return on the opening shareholder capital, after the payment of interest on the £400m internal subordinated debt.
- There were additionally some small negative adjustments amounting to £16m in total.

International life and pensions operating profit – EEV basis

EEV operating profit from our international operations grew by 6% to £54m (H1 06: £51m). This primarily reflected growth in the expected return, as higher opening risk discount rates were applied to higher opening embedded values. The contribution from new business for the period reflected the absence of Triple X financing for our US protection business.

Life and pensions operating profit – IFRS basis

£m	**H1 2007**	H1 2006
UK operating profit:		
- Distribution relating to non profit and shareholder net worth	**199**	157
- Subordinated debt interest	**-**	18
- With-profits business	**50**	40
	249	215
International operating profit:		
USA	**32**	33
Netherlands	**4**	(3)
France	**5**	7
Life and pensions operating profit – IFRS basis	**290**	252

UK life and pensions operating profit – IFRS basis

The UK life and pensions operating profit increased by 16% to £249m in the first half of 2007 (H1 06: £215m). This comprised:

- The distribution relating to non profit and shareholder net worth, which grew by 27% to £199m (H1 06: £157m). In any year, this is based on the formula agreed with our regulator and is detailed in note 5.04.
- Profits from the with-profits business, which increased by 25% to £50m in H1 07 (H1 06: £40m), reflecting increases in bonuses applied to a higher level of maturities and other claims.

Internal subordinated debt of £602m was repaid from the SRC to Legal & General Group Plc in December 2006 as part of the Corporate restructuring, which we highlighted in our 2006 Preliminary results. There is therefore no subordinated debt interest transfer from Society in the first half of 2007.

International life and pensions operating profit – IFRS basis

International life and pensions operating profit grew to £41m in the first half of 2007 (H1 06: £37m). This was owing mainly to an increase in operating profit in our operations in the Netherlands (H1 07: £4m profit; H1 06: £3m loss) - under IFRS, all assets but not all liabilities are valued at fair value, leading to ongoing volatility in this line.

Investment management operating profit – IFRS basis

£m	H1 2007	H1 2006
Managed pension funds	**51**	45
Ventures	**-**	2
Property	**5**	4
Retail investments	**6**	5
Other income	**11**	9
Investment management operating profit	**73**	65
Cost/income ratio	**46%**	36%

Operating profits from our investment management business increased by 12% to £73m (H1 06: £65m). This was due mainly to the growth in pension funds under management to £160bn at 30 June 2007 (30 June 2006: £130m), driven by a combination of excellent new business figures and high levels of client retention. Other income of £11m (H1 06: £9m) included £4m of profits arising from market referenced fees charged for the provision of investment management services to LGPL. The cost/income ratio increased to 46% (H1 06: 36%), primarily as a result of the costs of transferring to new City premises, scheduled for the second half of the year, and planned investment in people and systems across the business.

Our supplementary reporting also includes details of the results of our managed pension funds business on an EEV basis which can be found in section 3 of the financial information.

General insurance operating result – IFRS basis

	H1 2007		H1 2006	
£m	Operating (loss)/profit	Underwriting result	Operating profit	Underwriting result
Household	**(52)**	**(59)**	2	(3)
Other	**14**	**11**	-	(3)
General insurance result	**(38)**	**(48)**	2	(6)

Our General insurance business recorded a pre-tax operating loss of £38m in the first half of 2007, compared with a £2m profit in the same period last year. This was due to increased household claims following windstorm Kyrill in January, which gave rise to £8m in claims, and two flooding events in June this year, giving rise to estimated claims of £40m net of reinsurance. The final impact of the severe flooding from 20 July 2007 has not yet been quantified. However, early indications suggest that it could give rise to claims of the order of £30m net of reinsurance in the second half of 2007. Other operating profit for the first half of 2007 included a profit of £6m following our decision to withdraw from the healthcare market earlier in the year.

Other operational income – IFRS and EEV basis

	H1 2007		H1 2006
£m	EEV	IFRS	EEV & IFRS
Shareholders' other income:			
- Investment return on ordinary shareholders' equity	**59**	**90**	69
- Interest expense	**(55)**	**(55)**	(48)
	4	**35**	21
Other operations	**-**	**-**	(1)
Unallocated corporate and development expenses	**(18)**	**(18)**	(5)
Other operational income	**(14)**	**17**	15

Following the creation of LGPL in 2006, the investment return on LGPL ordinary shareholders' capital on an EEV basis is reported as covered business within "Contribution from shareholder net worth". On an IFRS basis, investment return

on LGPL ordinary shareholders' equity is reported within "Other operational income". The investment return increased to £90m (H1 06: £69m) following the growth in opening Society shareholder capital to £2,257m (FY 05: £1,896m).

Interest expense increased to £55m in H1 07, broadly in line with the charge for the second half of 2006 (H2 06: £58m).

Unallocated corporate and development expenses of £18m include ongoing financial project costs and the development of our International bond product.

Profit attributable to equity holders

	EEV		IFRS	
£m	**H1 2007**	H1 2006	**H1 2007**	H1 2006
Operating profit	**589**	560	**342**	334
Variation from longer term investment return	**197**	113	**21**	7
Effect of economic assumption changes	**(6)**	(18)	**N/A**	N/A
Contribution from UK non profit business	**N/A**	N/A	**119**	39
Property income attributable to minority interests	**17**	21	**17**	21
Profit from continuing operations before tax	**797**	676	**499**	401
Tax	**(218)**	(198)	**(170)**	(124)
Effect of UK Budget tax changes	**93**	-	**N/A**	N/A
Profit from continuing operations after tax	**672**	478	**329**	277
Profit attributable to minority interests	**(17)**	(21)	**(17)**	(21)
Profit attributable to equity holders of the Company	**655**	457	**312**	256

EEV basis

Below the EEV operating profit line, there were two main variances against the first half of 2006. The variation from longer term investment return rose by £84m to £197m (H1 06: £113m), primarily as a result of outperformance in equities and property, partly offset by a reduction in the value of bond portfolios as a result of increased yields.

There was also a one-off increase to embedded value of £93m, relating primarily to the reduction in the corporation tax rate from 30% to 28% from April 2008.

IFRS basis

The increase in the variation from longer term investment return to £21m in H1 07 (H1 06: £7m) is principally due to improved equity returns, partly offset by decreasing bond portfolios as a consequence of rising bond yields.

The net capital released from the non profit business increased to £153m (H1 06: £110m). Within this, the new business strain of £142m (H1 06: £185m, after financing arrangements) was covered by the expected release from the in-force book of £211m (H1 06: £264m, after financing arrangements), all on a net of tax basis. These two figures were substantially lower than the comparatives for H1 06, reflecting the implementation of new reserving rules under the FSA's Policy Statement 06/14 at the end of 2006. The overall impact of other movements on the net capital released after tax was positive £38m (H1 06: negative £2m).

In note 4.07 to these results, we indicate that our estimate of the potential IFRS deferred tax charge on a hypothetical full distribution of the SRC reduced from £717m at the full year 2006 to £295m at the end of June 2007. This resulted from tax changes in the Finance Act 2007, which could allow capital to be released from the SRC at a significantly lower net tax rate than previously.

Capital and financing

The Group is required to measure and monitor its capital resources on a regulatory as well as an IFRS basis and to comply with the minimum capital requirements of regulators in each territory in which it operates. In general, the regulators require more prudent assumptions than IFRS. Legal & General's total capital resources are substantially in excess of both total regulatory capital and the minimum regulatory capital it is required to hold.

At Group level, the Insurance Groups Directive capital surplus was £2.6bn (31 December 2006: £2.0bn) in excess of the required capital of £4.5bn (31 December 2006: £4.6bn). The capital requirement included £0.6bn (31 December 2006: £0.6bn) relating to LGPL, which would not be required if LGPL were converted to an ISPV.

The total regulatory capital resources available to Society, the Group's main UK operating subsidiary, amounted to £9.0bn at 30 June 2007 (31 December 2006: £9.4bn) and exceeded the total capital requirements by £4.5bn (31 December 2006: £4.9bn). The capital requirement included £0.6bn (31 December 2006: £0.6bn) relating to LGPL.

As at 30 June 2007, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £1,174m (31 December 2006: £1,128m). The required Risk Capital Margin (RCM) for the with-profits part of the fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £236m at 30 June 2007 (31 December 2006: £465m). The RCM continued to benefit from management actions, which included refinements to our management of investment market risk.

In May 2007, the Group issued £600m perpetual capital securities which have been reported as Innovative tier I regulatory capital for IGD purposes.

Capital balanced scorecard measures

We first outlined our balanced scorecard for capital management in November 2006. These are updated at every Preliminary and Interim results announcement.

We will review the planning ranges each year as part of our annual five year financial projection and stress testing exercise and, if appropriate, we will recalibrate them to take account of business volumes, changes to corporate structure or developments in regulatory or financial reporting regimes.

	Indicative planning ranges	**H1 2007**	2006
IGD surplus capital	£1-2bn	**£2.6bn**	£2.0bn
Society surplus capital	£2.5-3.5bn	**£4.5bn**	£4.9bn
Economic capital	Strong AA	**Very strong AA**	Very strong AA
Return on embedded value	Increase over medium term	**11.1%**	12.5%

2.01 New business summary

	Notes	APE[1] 30.06.07 £m	PVNBP[2] 30.06.07 £m	Margin[3] 30.06.07 %	APE 30.06.06 £m	PVNBP 30.06.06 £m	Margin 30.06.06 %
UK life and pensions	2.02	**598**	**4,472**	**3.7**	496	3,613	4.9
International life and pensions	2.05	**63**	**507**	**2.6**	57	482	2.7
Total life and pensions		**661**	**4,979**	**3.6**	553	4,095	4.7
UK retail investments	2.08	**167**			342		
International retail investments	2.08	**2**			1		
Total retail investments		**169**			343		
		830			896		

	Notes	30.06.07 £m	30.06.06 £m
Institutional fund management	2.11	**16,226**	10,758

	Notes	APE Full year 31.12.06 £m	PVNBP Full year 31.12.06 £m	Margin Full year 31.12.06 %
UK life and pensions	2.02	1,073	8,106	4.7
International life and pensions	2.05	103	824	4.6
Total life and pensions		1,176	8,930	4.7
UK retail investments	2.08	664		
International retail investments	2.08	2		
Total retail investments		666		
		1,842		

	Notes	31.12.06 £m
Institutional fund management	2.11	20,650

1. Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.
2. The present value of new business premiums (PVNBP) on the EEV basis is defined as the present value of annual premiums plus single premiums for any given period. It is calculated using the same assumptions as for the contribution from new business but determined as at the point of sale.
3. The new business margin is defined as the contribution from new business (including the cost of solvency capital) divided by the PVNBP.

2.02 Analysis of UK life and pensions new business by product

For the six months ended 30 June 2007	APE £m	Contribution from new business[1] £m	PVNBP £m	Margin %
Protection	111	51	563	9.1
Annuities	86	87	862	10.1
Savings				
- Unit linked bonds	136	21	1,355	1.5
- Pensions, stakeholder and other non profit	133	(5)	920	(0.5)
With-profits	132	11	772	1.4
Total	598	165	4,472	3.7
Cost of capital		20		
Contribution from new business before cost of capital		185		

For the six months ended 30 June 2006	APE £m	Contribution from new business[1] £m	PVNBP £m	Margin %
Protection	111	45	555	8.0
Annuities	71	100	708	14.1
Savings				
- Unit linked bonds	121	36	1,213	3.0
- Pensions, stakeholder and other non profit	93	(8)	535	(1.5)
With-profits	100	6	602	1.0
Total	496	179	3,613	4.9
Cost of capital		3		
Contribution from new business before cost of capital		182		

For the year ended 31 December 2006	APE £m	Contribution from new business[1] £m	PVNBP £m	Margin %
Protection	231	131	1,201	10.9
Annuities	174	191	1,735	11.0
Savings				
- Unit linked bonds	261	51	2,612	2.0
- Pensions, stakeholder and other non profit	208	(10)	1,326	(0.7)
With-profits	199	17	1,232	1.4
Total	1,073	380	8,106	4.7
Cost of capital		27		
Contribution from new business before cost of capital		407		

1. The contribution from new business is defined as the present value at point of sale of assumed profits from new business written in the period and then rolled forward to the end of the financial period using the risk discount rate applicable at the end of the reporting period.

2.03 Internal rate of return on non profit business

	30.06.07 %	30.06.06 %	31.12.06 %
Non profit internal rate of return (including solvency margin)	14	16	16

2.04 Analysis of UK life and pensions PVNBP

	Annual premiums 30.06.07 £m	Present value of annual premiums 30.06.07 £m	Capitalisation factor[1] 30.06.07	Single premiums 30.06.07 £m	PVNBP 30.06.07 £m	PVNBP 30.06.06 £m	PVNBP Full year 31.12.06 £m
Protection	111	563	5.1	-	563	555	1,201
Annuities	-	-	-	862	862	708	1,735
Savings							
- Unit linked bonds	-	-	-	1,355	1,355	1,213	2,612
- Pensions, stakeholder and other non profit	70	285	4.1	635	920	535	1,326
With-profits	80	250	3.1	522	772	602	1,232
Total	261	1,098	4.2	3,374	4,472	3,613	8,106

1. The capitalisation factor is the present value of annual premiums divided by the amount of new annual premiums.

2.05 Analysis of international life and pensions new business

For the six months ended 30 June 2007	APE £m	Contribution from new business[1] £m	Cost of capital £m	PVNBP £m	Margin %
USA	22	2	3	149	1.5
Netherlands	14	6	2	124	4.7
France	27	5	5	234	2.2
Total	63	13	10	507	2.6
For the six months ended 30 June 2006					
USA	21	(3)	4	145	(1.9)
Netherlands	16	11	2	142	7.4
France	20	5	4	195	2.7
Total	57	13	10	482	2.7
For the year ended 31 December 2006					
USA	42	10	6	286	3.5
Netherlands	29	21	3	258	8.3
France	32	7	6	280	2.4
Total	103	38	15	824	4.6

1. Contribution from new business is reported after the cost of capital.

2.06 Analysis of international life and pensions new business in local currency

For the six months ended 30 June 2007	APE m	Contribution from new business[1] m	Cost of capital m	PVNBP m	Margin %
USA	$44	$4	$7	$293	1.5
Netherlands	€21	€9	€2	€183	4.7
France	€39	€8	€7	€346	2.2
For the six months ended 30 June 2006					
USA	$38	($5)	$7	$260	(1.9)
Netherlands	€23	€15	€3	€207	7.4
France	€30	€8	€6	€285	2.7
For the year ended 31 December 2006					
USA	$77	$19	$11	$528	3.5
Netherlands	€43	€32	€5	€379	8.3
France	€46	€10	€9	€411	2.4

1. Contribution from new business is reported after the cost of capital.

2.07 Analysis of international life and pensions PVNBP

	Annual premiums 30.06.07 m	Present value of annual premiums 30.06.07 m	Capital-isation factor 30.06.07	Single premiums 30.06.07 m	PVNBP 30.06.07 m	PVNBP 30.06.06 m	PVNBP Full year 31.12.06 m
USA	$44	$293	6.7	-	$293	$260	$528
Netherlands	€7	€48	6.9	€135	€183	€207	€379
France	€16	€116	7.3	€230	€346	€285	€411

2.08 Analysis of retail investments new business

	Annual premiums 30.06.07 £m	Single premiums 30.06.07 £m	APE 30.06.07 £m	Annual premiums 30.06.06 £m	Single premiums 30.06.06 £m	APE 30.06.06 £m
UK	12	1,551	167	10	3,315	342
France	-	15	2	-	10	1
Total	12	1,566	169	10	3,325	343

	Annual premiums Full year 31.12.06 £m	Single premiums Full year 31.12.06 £m	APE Full year 31.12.06 £m
UK	20	6,443	664
France	-	25	2
Total	20	6,468	666

2.09 Analysis of UK new business premiums

	Annual premiums 30.06.07 £m	Single premiums 30.06.07 £m	APE 30.06.07 £m	Annual premiums 30.06.06 £m	Single premiums 30.06.06 £m	APE 30.06.06 £m	APE Full year 31.12.06 £m
Protection							
- Individual	82	-	82	78	-	78	167
- Group	29	-	29	33	-	33	64
Annuities							
- Individual	-	480	48	-	209	21	71
- Bulk purchase	-	382	38	-	499	50	103
Savings							
- Unit linked bonds	-	1,355	136	-	1,213	121	261
- Individual pensions	70	562	126	63	294	93	207
- DWP rebates	-	73	7	-	-	-	1
With-profits							
- Annuities	-	33	3	-	39	4	8
- Individual pensions	74	438	118	62	252	87	165
- DWP rebates	-	2	-	-	41	4	16
- Group pensions	6	1	6	1	1	1	2
- Bonds	-	48	5	-	42	4	8
Total UK life and pensions business	261	3,374	598	237	2,590	496	1,073
- Unit trusts	4	1,246	129	1	3,000	301	596
- ISAs	8	305	38	9	315	41	68
Total UK retail investment business	12	1,551	167	10	3,315	342	664
Total UK new business	273	4,925	765	247	5,905	838	1,737

2.10 Analysis of total UK APE

	APE 30.06.07 £m	APE 30.06.06 £m	APE Full year 31.12.06 £m
Independent financial advisers	**479**	418	926
Tied	**191**	311	603
Direct	**22**	25	39
Total UK individual	**692**	754	1,568
Individual life and pensions	**525**	412	904
Retail investments	**167**	342	664
Total UK individual	**692**	754	1,568
Group life and pensions	**73**	84	169
Total UK	**765**	838	1,737

2.11 Analysis of institutional fund management new business

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Managed pension funds[1]			
Pooled funds	**15,568**	8,263	17,878
Segregated funds	**448**	599	608
Total managed funds	**16,016**	8,862	18,486
Other funds[2]	**210**	1,896	2,164
Total	**16,226**	10,758	20,650

1. New monies from pension fund clients of Legal & General Assurance (Pensions Management) Limited exclude £7.8bn (H1 06: £1.7bn, FY 06: £4.4bn) held through the year on a temporary basis, generally as part of portfolio reconstructions.
2. Includes segregated property, property partnerships, ventures partnerships and institutional clients excluding institutional investments in unit trust funds.

2.12 Institutional fund management new business by investment approach

	30.06.07 %	30.06.06 %	Full year 31.12.06 %
Index equities	**67.2**	34.0	46.3
Index bonds (including index linked funds and cash)	**24.9**	46.7	39.1
Active bonds (including index linked funds and cash)	**5.0**	9.9	9.6
Structured solutions	**2.4**	7.9	3.9
Property	**0.5**	0.7	0.7
Private equity	**-**	0.3	0.1
Active equities	**-**	0.5	0.3
Total	**100.0**	100.0	100.0

Consolidated income statement

Six months ended 30 June 2007

	Notes	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
From continuing operations				
Life and pensions	3.01/3.02	**551**	456	1,030
Investment management	3.07	**90**	87	181
General insurance	4.03	**(38)**	2	9
Other operational income	3.08	**(14)**	15	13
Operating profit		**589**	560	1,233
Variation from longer term investment return	3.05	**197**	113	460
Effect of economic assumption changes	3.01	**(6)**	(18)	2
Property income attributable to minority interests		**17**	21	67
Corporate restructure	3.16	**-**	-	(216)
Profit from continuing operations before tax attributable to equity holders		**797**	676	1,546
Tax charge on operating profit		**(159)**	(159)	(361)
Tax charge on other profits and losses		**(59)**	(39)	(61)
Tax charge on profit from ordinary activities	3.09	**(218)**	(198)	(422)
Effect of UK Budget tax changes	3.10	**93**	-	-
Tax impact of corporate restructure	3.16	**-**	-	322
Profit from ordinary activities after tax		**672**	478	1,446
Profit attributable to minority interests	4.14	**(17)**	(21)	(67)
Profit attributable to equity holders of the Company		**655**	457	1,379

		p	p	p
Earnings per share	3.11			
Based on operating profit from continuing operations after tax attributable to equity holders		**6.62**	6.19	13.45
Based on profit attributable to equity holders of the Company		**10.08**	7.05	21.27
Diluted earnings per share	3.11			
Based on operating profit from continuing operations after tax attributable to equity holders		**6.59**	6.07	13.36
Based on profit attributable to equity holders of the Company		**10.03**	6.89	21.12

Consolidated balance sheet

As at 30 June 2007

	Notes	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Assets				
Investments		**235,303**	193,050	213,228
Long term in-force business asset		**2,872**	2,943	2,529
Other assets		**5,743**	6,862	4,614
		243,918	202,855	220,371
Equity and liabilities				
Ordinary shareholders' equity	3.13/3.14	**8,365**	7,166	7,931
Minority interests	4.14	**456**	318	414
Total equity		**8,821**	7,484	8,345
Subordinated borrowings	4.13	**1,371**	813	818
Unallocated divisible surplus		**2,277**	1,982	2,178
Participating contract liabilities		**19,231**	19,764	19,770
Non-participating contract liabilities		**205,771**	167,126	183,618
Senior borrowings	4.13	**1,332**	1,682	1,607
Other liabilities and provisions		**5,115**	4,004	4,035
		243,918	202,855	220,371

Consolidated statement of recognised income and expense

For the six months ended 30 June 2007

	30.06.07 £m	30.06.06 £m Restated[1]	Full year 31.12.06 £m
Fair value losses on cash flow hedges	**-**	(3)	(3)
Exchange differences on translation of overseas operations	**(1)**	(25)	(41)
Actuarial gains on defined benefit pension schemes	**36**	38	3
Actuarial gains on defined benefit pension schemes transferred to unallocated divisible surplus	**(25)**	(28)	(1)
Income/(expense) recognised directly in equity, net of tax	**10**	(18)	(42)
Profit from ordinary activities after tax	**672**	478	1,446
Total recognised income and expense	**682**	460	1,404
Attributable to:			
Minority interests	**17**	21	67
Equity holders of the Company	**665**	439	1,337

1. The consolidated statement of recognised income and expense for the period ended 30 June 2006 has been restated to reduce the actuarial gains on the defined benefit scheme and therefore the total recognised income and expense by £26m. This adjustment is in respect of the movement in the pension deficit for the covered business. There is no impact on the consolidated shareholders' equity.

Notes to the Financial Statements

3.01 Profit from continuing operations after tax from covered business

For the six months ended 30 June 2007	Notes	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Total £m
Contribution from new business after cost of capital		**165**	**13**	**178**	**41**	**219**
Contribution from in-force business:						
- expected return		**127**	**40**	**167**	**15**	**182**
- experience variances	3.03	**74**	**(6)**	**68**	**13**	**81**
- operating assumption changes	3.04	**(10)**	**-**	**(10)**	**3**	**(7)**
Development costs		**(10)**	**-**	**(10)**	**(1)**	**(11)**
Contribution from shareholder net worth[2]		**151**	**7**	**158**	**4**	**162**
Operating profit		**497**	**54**	**551**	**75**	**626**
Variation from longer term investment return[3]		**191**	**(15)**	**176**	**3**	**179**
Effect of economic assumption changes		**(12)**	**3**	**(9)**	**3**	**(6)**
Profit from continuing operations before tax		**676**	**42**	**718**	**81**	**799**
Tax[2]		**(189)**	**(13)**	**(202)**	**(23)**	**(225)**
Effect of UK Budget tax changes	3.10	**86**	**-**	**86**	**7**	**93**
Profit from continuing operations after tax		**573**	**29**	**602**	**65**	**667**
For the six months ended 30 June 2006						
Contribution from new business after cost of capital		179	13	192	27	219
Contribution from in-force business:						
- expected return		158	33	191	12	203
- experience variances	3.03	53	(6)	47	12	59
- operating assumption changes	3.04	(7)	3	(4)	17	13
Development costs		(10)	-	(10)	(1)	(11)
Contribution from shareholder net worth[2]		32	8	40	3	43
Operating profit		405	51	456	70	526
Variation from longer term investment return[3]		125	(31)	94	(8)	86
Effect of economic assumption changes		(2)	(16)	(18)	-	(18)
Profit from continuing operations before tax		528	4	532	62	594
Tax[2]		(175)	(1)	(176)	(18)	(194)
Profit from continuing operations after tax		353	3	356	44	400

1. For covered business, investment management comprises managed pension funds and is included in the total investment management result of £90m (H1 06: £87m; FY 06: £181m). See note 3.07.
2. For H1 07 the contribution from shareholder net worth has been grossed up using a notional attributed tax rate of 28% (H1 06: 20%; FY 06: 30%).
3. UK life and pensions variation from longer term investment return comprises £97m (H1 06: £59m; FY 06: £185m) relating to the value of in-force business and £94m (H1 06: £66m; FY 06: £202m) relating to shareholder net worth.

Notes to the Financial Statements

3.01 Profit from continuing operations after tax from covered business (continued)

For the year ended 31 December 2006	Notes	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Total £m
Contribution from new business after cost of capital		380	38	418	61	479
Contribution from in-force business:						
- expected return		323	70	393	24	417
- experience variances	3.03	41	19	60	34	94
- operating assumption changes	3.04	5	17	22	26	48
Development costs		(21)	-	(21)	(1)	(22)
Contribution from shareholder net worth[2]		146	12	158	7	165
Operating profit		874	156	1,030	151	1,181
Variation from longer term investment return[3]		387	(21)	366	13	379
Effect of economic assumption changes		(5)	7	2	-	2
Corporate restructure		(216)	-	(216)	-	(216)
Profit from continuing operations before tax		1,040	142	1,182	164	1,346
Tax[2]		(337)	(45)	(382)	(49)	(431)
Tax impact of corporate restructure	3.16	322	-	322	-	322
Profit from continuing operations after tax		1,025	97	1,122	115	1,237

1. For covered business, investment management comprises managed pension funds and is included in the total investment management result of £90m (H1 06: £87m; FY 06: £181m). See note 3.07.
2. For H1 07 the contribution from shareholder net worth has been grossed up using a notional attributed tax rate of 28% (H1 06: 20%; FY 06: 30%).
3. UK life and pensions variation from longer term investment return comprises £97m (H1 06: £59m; FY 06: £185m) relating to the value of in-force business and £94m (H1 06: £66m; FY 06: £202m) relating to shareholder net worth.

3.02 Life and pensions operating profit

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
UK	**497**	405	874
USA	**23**	20	89
Netherlands	**19**	17	45
France	**12**	14	22
	551	456	1,030

Notes to the Financial Statements

3.03 Analysis of experience variances

For the six months ended 30 June 2007	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(3)	(2)	(5)	6	1
Mortality / morbidity	5	6	11	-	11
Expenses	(9)	(3)	(12)	(2)	(14)
Other	81	(7)	74	9	83
	74	(6)	68	13	81

Full experience investigations are not undertaken at the half year. A conservative estimate is made of both positive and negative variances.

UK other experience variances of £81m principally comprise the impact of introducing market referenced fees for the investment management services provided to Society and LGPL by Legal & General Investment Management (£88m) which are recognised on a look through basis.

Investment management other experience variance of £9m includes the effect of higher than assumed 'other income' and average fees.

For the six months ended 30 June 2006	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(5)	4	(1)	4	3
Mortality / morbidity	6	(7)	(1)	-	(1)
Expenses	(1)	-	(1)	(1)	(2)
Other	53	(3)	50	9	59
	53	(6)	47	12	59

UK other experience variances of £53m principally comprise the impact of the release of prudent margins as more data is loaded onto the BPA administration system (£17m) and opening adjustments (£39m) primarily to reflect a revision of assessments of prior and future tax. These opening adjustments had a broadly neutral effect on the embedded value with the positive variance here being offset by a negative variance in the contribution from shareholder net worth.

Investment management other experience variances of £9m include the effect of higher average fee rates than assumed.

For the year ended 31 December 2006	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(15)	2	(13)	12	(1)
Mortality / morbidity	10	(9)	1	-	1
Expenses	2	-	2	-	2
Other	44	26	70	22	92
	41	19	60	34	94

2006 UK other experience variances of £44m principally comprise the impact of the release of prudent margins as more data is loaded onto the BPA administration system (£33m) and opening adjustments (£34m) primarily to reflect a revision of assessments of prior and future tax. These opening adjustments had a broadly neutral effect on the embedded value, with the positive variance here being offset by a negative variance in the contribution from shareholder net worth. This is partially offset by differences between actual and modelled tax and an increase in deferred tax provisions (-£21m).

2006 International other experience variances relates primarily to the impact of Triple X financing.

2006 Investment management other experience variances of £22m includes the effect of higher average fee rates than assumed (£17m).

Notes to the Financial Statements

3.04 Analysis of operating assumption changes

For the six months ended 30 June 2007	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	-	-	-	-	-
Mortality / morbidity	-	-	-	-	-
Expenses	(6)	-	(6)	(9)	(15)
Other	(4)	-	(4)	12	8
	(10)	-	(10)	3	(7)

Full experience investigations are not undertaken at the half year. A conservative approach is taken when revising any future operating assumptions.

Investment management other operating assumption changes of £12m comprise the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period (£10m) coupled with higher fee and other income assumptions (£2m).

For the six months ended 30 June 2006	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(7)	9	2	-	2
Mortality / morbidity	-	(6)	(6)	-	(6)
Expenses	(12)	-	(12)	-	(12)
Other	12	-	12	17	29
	(7)	3	(4)	17	13

UK other operating assumption changes of £12m principally comprise the impact of revisions to the anticipated future releases of prudent margins as more data is loaded onto the BPA administration system.

Investment management other operating assumption changes of £17m principally arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period.

For the year ended 31 December 2006	UK £m	International £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(12)	21	9	-	9
Mortality / morbidity	(5)	(7)	(12)	-	(12)
Expenses	(80)	4	(76)	(1)	(77)
Other	102	(1)	101	27	128
	5	17	22	26	48

2006 UK expenses of -£80m relate to an assumed increase in future expenses in relation to the management of existing protection policies (-£33m) and an anticipated rise in investment management costs (-£40m). The latter relates to the move to new City premises in 2007 and the development of our structured solutions and US based fixed income teams.

2006 UK other operating assumption changes of £102m primarily relate to the impact of PS 06/14 on realistic protection reserving after the recapture of financial reinsurance (£64m) and changes to annuity investment policy (£19m), together with a reassessment of future reserve releases as data is loaded onto the BPA administration system (£23m).

2006 Investment management other operating assumption changes of £27m arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period (£15m) coupled with higher fee and income assumptions (£12m).

Notes to the Financial Statements

3.05 Variation from longer term investment return

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Total covered business	179	86	379
Investment management[1]	(1)	-	(1)
General insurance	(9)	(1)	(7)
Other operational income[2]	28	28	89
	197	113	460

1. Non-covered investment management business.
2. Variation from longer term investment return on shareholders' equity excludes the element relating to LGPL on the IFRS basis.

3.06 Time value of options and guarantees

	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Life and pensions			
UK non profit	4	16	4
UK with-profits	1	2	2
International	11	12	12
	16	30	18

3.07 Investment management income statement

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
From continuing operations[1]			
Managed pension funds	75	70	151
Ventures	-	2	4
Property	5	4	6
Retail investments	6	5	11
Other income[2]	4	6	9
Operating profit from investment management	90	87	181
Variation from longer term investment return	3	(8)	13
Effect of economic assumption changes	3	-	-
Profit on ordinary activities before tax	96	79	194
Tax	(27)	(23)	(58)
Profit on ordinary activities after tax	69	56	136

Investment management comprises the managed pension funds business on an EEV basis and other investment management business on an IFRS basis.

1. Operating profit in H1 07 excludes £4m of profits arising from the provision of investment management services at market referenced rates to the covered business which are reported on a look through basis and as a consequence included in the UK life and pensions covered business on an EEV basis.
2. Other income excludes the element relating to managed pension funds on the IFRS basis.

Notes to the Financial Statements

3.08 Other operational income

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Shareholders' other income			
Investment return on shareholders' equity[1]	**59**	69	134
Interest expense	**(55)**	(48)	(106)
	4	21	28
Other operations[2]	**-**	(1)	(2)
Unallocated corporate and development expenses	**(18)**	(5)	(13)
	(14)	15	13

1. Investment return on shareholders' equity excludes the element relating to LGPL on the IFRS basis of £31m (H1 06: £nil, FY 06: £5m).
2. Principally the regulated mortgage network and Cofunds.

3.09 Analysis of tax

	Profit/(loss) before tax 30.06.07 £m	Tax (charge)/ credit 30.06.07 £m	Profit/(loss) before tax 30.06.06 £m	Tax (charge)/ credit 30.06.06 £m	Profit/(loss) before tax Full year 31.12.06 £m	Tax (charge)/ credit Full year 31.12.06 £m
From continuing operations						
UK life and pensions	**497**	**(139)**	405	(121)	874	(262)
International life and pensions	**54**	**(16)**	51	(16)	156	(51)
	551	**(155)**	456	(137)	1,030	(313)
Investment management	**90**	**(26)**	87	(25)	181	(54)
General insurance	**(38)**	**12**	2	-	9	(2)
Other operational income	**(14)**	**10**	15	3	13	8
Operating profit	**589**	**(159)**	560	(159)	1,233	(361)
Variation from longer term investment return	**197**	**(61)**	113	(45)	460	(128)
Effect of economic assumption changes	**(6)**	**2**	(18)	6	2	2
Property income attributable to minority interests	**17**	**-**	21	-	67	-
Corporate restructure	**-**	**-**	-	-	(216)	65
Profit from continuing operations before tax / Tax	**797**	**(218)**	676	(198)	1,546	(422)

3.10 Effect of UK Budget tax changes

The Finance Bill 2007 contains two measures which increased the UK embedded value by £93m. The reduction in the UK corporation tax rate from 30% to 28% with effect from 1 April 2008 increased the post-tax profits from the UK life and pensions and managed pension funds businesses reported on an EEV basis over the projection period. The effect was to increase the UK embedded value by £101m. This was offset by a reduction of £8m from the requirement to tax the loan interest payable by LGPL to the SRC at the full UK corporation tax rate.

For the purposes of grossing up the movement in the UK embedded value to report pre-tax profits, the notional attributed tax rate was 28% (H1 06: 30%; FY 06: 30%).

Notes to the Financial Statements

3.11 Earnings per share

(a) Earnings per share

	Profit/(loss) before tax 30.06.07 £m	Tax (charge)/ credit 30.06.07 £m	Profit/(loss) after tax 30.06.07 £m	Per share 30.06.07 p	Profit/(loss) before tax 30.06.06 £m	Tax (charge)/ credit 30.06.06 £m	Profit/(loss) after tax 30.06.06 £m	Per share 30.06.06 p
Operating profit from continuing operations	**589**	**(159)**	**430**	**6.62**	560	(159)	401	6.19
Variation from longer term investment return	**197**	**(61)**	**136**	**2.09**	113	(45)	68	1.05
Effect of economic assumption changes	**(6)**	**2**	**(4)**	**(0.06)**	(18)	6	(12)	(0.19)
Profit from discontinued operations	-	-	-	-	-	-	-	-
Effect of UK Budget tax changes	-	**93**	**93**	**1.43**	-	-	-	-
Distributions on subordinated borrowings designated as equity	-	-	-	-			-	-
Earnings per share based on profit attributable to equity holders	**780**	**(125)**	**655**	**10.08**	655	(198)	457	7.05

	Profit/(loss) before tax Full year 31.12.06 £m	Tax (charge)/ credit Full year 31.12.06 £m	Profit/(loss) after tax Full year 31.12.06 £m	Per share Full year 31.12.06 p
Operating profit from continuing operations	1,233	(361)	872	13.45
Variation from longer term investment return	460	(128)	332	5.12
Effect of economic assumption changes	2	2	4	0.06
Profit from discontinued operations	-	-	-	-
Corporate restructure	(216)	65	(151)	(2.33)
Tax impact of corporate restructure	-	322	322	4.97
Distributions on subordinated borrowings designated as equity			-	-
Earnings per share based on profit attributable to equity holders	1,479	(100)	1,379	21.27

Notes to the Financial Statements

3.11 Earnings per share (continued)

(b) Diluted earnings per share

(i) Based on operating profit from continuing operations after tax

	Profit after tax 30.06.07 £m	**Number of shares[1] 30.06.07 m**	**Per share 30.06.07 p**	Profit after tax 30.06.06 £m	Number of shares[1] 30.06.06 m	Per share 30.06.06 p
Operating profit from continuing operations after tax	**430**	**6,493**	**6.62**	401	6,478	6.19
Net shares under options allocable for no further consideration	-	**37**	**(0.03)**	-	41	(0.04)
Convertible bonds outstanding	-	-	-	12	285	(0.08)
Diluted earnings per share	**430**	**6,530**	**6.59**	413	6,804	6.07

	Profit after tax Full year 31.12.06 £m	Number of shares[1] Full year 31.12.06 m	Per share Full year 31.12.06 p
Operating profit from continuing operations after tax	872	6,483	13.45
Net shares under options allocable for no further consideration	-	46	(0.09)
Diluted earnings per share	872	6,529	13.36

(ii) Based on profit attributable to equity holders of the Company

	Profit after tax 30.06.07 £m	**Number of shares[1] 30.06.07 m**	**Per share 30.06.07 p**	Profit after tax 30.06.06 £m	Number of shares[1] 30.06.06 m	Per share 30.06.06 p
Profit attributable to equity holders of the Company	**655**	**6,493**	**10.08**	457	6,478	7.05
Net shares under options allocable for no further consideration	-	**37**	**(0.05)**	-	41	(0.04)
Convertible bonds outstanding	-	-	-	12	285	(0.12)
Diluted earnings per share	**655**	**6,530**	**10.03**	469	6,804	6.89

	Profit after tax Full year 31.12.06 £m	Number of shares[1] Full year 31.12.06 m	Per share Full year 31.12.06 p
Profit attributable to equity holders of the Company	1,379	6,483	21.27
Net shares under options allocable for no further consideration	-	46	(0.15)
Diluted earnings per share	1,379	6,529	21.12

1. Weighted average number of shares.

Notes to the Financial Statements
3.12 Embedded value reconciliation

As at 30 June 2007	Notes	UK value of in-force £m	UK shareholder net worth[1] £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[2] £m	Total £m
At 1 January								
Value of in-force business (VIF)		2,428	-	2,428	652	3,080	281	3,361
Shareholder net worth (SNW)		-	3,828	3,828	261	4,089	194	4,283
		2,428	3,828	6,256	913	7,169	475	7,644
Exchange rate movements		-	-	-	(18)	(18)	-	(18)
		2,428	3,828	6,256	895	7,151	475	7,626
Profit for the period:								
- New business contribution		237	(118)	119				
- Expected return on VIF		91	-	91				
- Expected return - transfer to SNW		(172)	172	-				
- Less: expected movement in contingent loan[3]		29	(29)	-				
- Experience variances		143	(99)	44				
- Operating assumption changes		3	(12)	(9)				
- Development costs		-	(8)	(8)				
- Expected return on SNW		-	121	121				
- Investment variances		24	114	138				
- Economic assumption changes		(11)	2	(9)				
- Effect of UK Budget tax changes		48	38	86				
Profit for the period[4]		392	181	573	29	602	65	667
Capital movements[5]		-	-	-	73	73	-	73
Distributions relating to:								
- Non profit	5.04 (a)		(61)	(61)				
- With-profits		(35)		(35)				
- Shareholder net worth	5.04 (a)		(78)	(78)				
Distributions		(35)	(139)	(174)	-	(174)	-	(174)
Movement in pension deficit		-	23	23	-	23	-	23
Transfer to non-covered business[6]		-	(3)	(3)	-	(3)	-	(3)
Embedded value	3.13/3.14	2,785	3,890	6,675	997	7,672	540	8,212
Represented by:								
Non profit		1,902		1,902				
With-profits		883		883				
Value of in-force business		2,785	-	2,785	707	3,492	310	3,802
Shareholder net worth		-	3,890	3,890	290	4,180	230	4,410

1. UK SNW represents the amounts in the Society long term fund and LGPL shareholder capital which are regarded as either required capital or free surplus held within the covered business.
2. Investment management covered business comprises managed pension funds and is included in the total investment management shareholders' equity of £671m.
3. On an EEV basis, the contingent loan (between SRC and LGPL) is modelled as an asset of SNW. As profits from the in-force business of LGPL are earned, cash is realised and transferred to SNW and the contingent loan asset is reduced accordingly. The expected movement includes both repayment of capital relating to in-force business and drawdown of loan relating to new business written in the period.
4. Included in the profit for the period is an inter-fund transfer from SRC (included in SNW) to non profit (included in VIF) of £35m.
5. Capital movements comprise £46m ($90m) of capital injected into the USA operation and £27m (€40m) injected into the French operation.
6. The transfer to non-covered business represents the IFRS profits arising in the period from the provision of investment management services by Legal & General Investment Management to the UK life and pensions covered business, which have been included in the operating profit of the covered business on a look through basis.

Notes to the Financial Statements
3.12 Embedded value reconciliation (continued)

As at 30 June 2006	Notes	UK value of in-force £m	UK shareholder net worth[1] £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[2] £m	Total £m
At 1 January								
Value of in-force business (VIF)		3,142	-	3,142	570	3,712	238	3,950
Shareholder net worth (SNW)		-	1,762	1,762	298	2,060	184	2,244
		3,142	1,762	4,904	868	5,772	422	6,194
Exchange rate movements		-	-	-	(39)	(39)	-	(39)
		3,142	1,762	4,904	829	5,733	422	6,155
Profit for the period:								
- New business contribution		248	(123)	125				
- Expected return on VIF		111	-	111				
- Expected return - transfer to SNW		(180)	180	-				
- Experience variances		62	(58)	4				
- Operating assumption changes		13	(18)	(5)				
- Development costs		-	(7)	(7)				
- Expected return on SNW		-	56	56				
- Investment variances		40	31	71				
- Economic assumption changes		(3)	1	(2)				
- Effect of UK Budget tax changes		-	-	-				
Profit for the period[3]		291	62	353	3	356	44	400
Capital movements		-	-	-	17	17	-	17
Distributions relating to:								
- Non profit	5.04 (a)		(67)	(67)				
- With-profits		(28)		(28)				
- Shareholder net worth	5.04 (a)		(43)	(43)				
- Subordinated debt			(13)	(13)				
Distributions		(28)	(123)	(151)		(151)		(151)
Movement in pension deficit		-	13	13	-	13	-	13
Embedded value	3.13/3.14	3,405	1,714	5,119	849	5,968	466	6,434
Represented by:								
Non profit		756		756				
With-profits		2,649		2,649				
Value of in-force business		3,405	-	3,405	601	4,006	250	4,256
Shareholder net worth		-	1,714	1,714	248	1,962	216	2,178

1. UK SNW represents the amounts in the Society long term fund which are regarded as either required capital or free surplus held within the covered business.
2. Investment management covered business comprises managed pension funds and is included in the total investment management shareholders' equity of £564m.
3. Included in the profit for the period is an inter-fund transfer from non profit (included in VIF) to SRC (included in SNW) of £7m.

Notes to the Financial Statements

3.12 Embedded value reconciliation (continued)

As at 31 December 2006	Notes	UK value of in-force £m	UK shareholder net worth[1] £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[2] £m	Total £m
At 1 January								
Value of in-force business (VIF)		3,142	-	3,142	570	3,712	238	3,950
Shareholder net worth (SNW)		-	1,762	1,762	298	2,060	184	2,244
		3,142	1,762	4,904	868	5,772	422	6,194
Exchange rate movements		-	-	-	(78)	(78)	-	(78)
		3,142	1,762	4,904	790	5,694	422	6,116
Profit for the period:								
- New business contribution		485	(219)	266				
- Expected return on VIF		226	-	226				
- Expected return - transfer to SNW		(293)	293	-				
- Experience variances		(160)	161	1				
- Operating assumption changes		(284)	286	2				
- Development costs		-	(14)	(14)				
- Expected return on SNW		-	112	112				
- Investment variances		(56)	320	264				
- Economic assumption changes		(5)	2	(3)				
- Corporate restructure		(561)	410	(151)				
- Tax impact of Corporate restructure		-	322	322				
Profit for the period[3]		(648)	1,673	1,025	97	1,122	115	1,237
Capital movements[4]		-	698	698	31	729	-	729
Distributions relating to:								
- Non profit	5.04 (a)		(110)	(110)				
- With-profits		(66)		(66)				
- Shareholder net worth	5.04 (a)		(162)	(162)				
- Subordinated debt			(24)	(24)				
Distributions		(66)	(296)	(362)	(5)	(367)	(62)	(429)
Movement in pension deficit		-	(9)	(9)	-	(9)	-	(9)
Embedded value	3.13/3.14	2,428	3,828	6,256	913	7,169	475	7,644
Represented by:								
Non profit		1,643		1,643				
With-profits		785		785				
Value of in-force business		2,428	-	2,428	652	3,080	281	3,361
Shareholder net worth		-	3,828	3,828	261	4,089	194	4,283

1. UK SNW represents the amounts in the Society long term fund and LGPL shareholder capital which are regarded as either required capital or free surplus held within the covered business.
2. Investment management covered business comprises managed pension funds and is included in the total investment management shareholders' equity of £592m.
3. Included in the profit for the period is an inter-fund transfer from non profit (included in VIF) to SRC (included in SNW) of £1,222m.
4. Capital movements comprise £300m equity capital, £600m capital contribution and £400m of intra-group subordinated debt attributed to LGPL, less the repayment of £602m of intra-group subordinated debt previously attributed to the SRC.

Notes to the Financial Statements

3.13 Analysis of ordinary shareholders' equity

As at 30 June 2007	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Other operations[2] £m	Total £m
Analysed as:						
IFRS basis shareholders' equity	4,329	803	5,132	230	153	5,515
Additional retained profit on an EEV basis	2,346	194	2,540	310	-	2,850
Ordinary shareholders' equity on an EEV basis	**6,675**	**997**	**7,672**	**540**	**153**	**8,365**
Comprising:						
Shareholder net worth						
- Free surplus	691	106	797	206		
- Required capital to cover solvency margin	1,402	184	1,586	24		
- Other required capital	1,797	-	1,797	-		
Value of in-force						
- Value of in-force business	2,926	759	3,685	316		
- Cost of capital	(141)	(52)	(193)	(6)		
As at 30 June 2006						
Analysed as:						
IFRS basis shareholders' equity	2,591	713	3,304	216	732	4,252
Additional retained profit on an EEV basis	2,528	136	2,664	250	-	2,914
Ordinary shareholders' equity on an EEV basis	5,119	849	5,968	466	732	7,166
Comprising:						
Shareholder net worth						
- Free surplus	-	96	96	198		
- Required capital to cover solvency margin	689	152	841	18		
- Other required capital	1,025	-	1,025	-		
Value of in-force						
- Value of in-force business	3,415	656	4,071	254		
- Cost of capital	(10)	(55)	(65)	(4)		
As at 31 December 2006						
Analysed as:						
IFRS basis shareholders' equity	4,213	731	4,944	194	287	5,425
Additional retained profit on an EEV basis	2,043	182	2,225	281	-	2,506
Ordinary shareholders' equity on an EEV basis	6,256	913	7,169	475	287	7,931
Comprising:						
Shareholder net worth						
- Free surplus	652	110	762	176		
- Required capital to cover solvency margin	1,362	151	1,513	18		
- Other required capital	1,814	-	1,814	-		
Value of in-force						
- Value of in-force business	2,572	703	3,275	286		
- Cost of capital	(144)	(51)	(195)	(5)		

Free surplus is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

Total required capital includes any amount of assets attributed to the covered business, over and above that required to back liabilities, where distribution to shareholders is restricted.

1. Investment management comprises managed pension funds and is included in the total investment management shareholders' equity of £671m (H1 06: £564m, FY 06: £592m).
2. Other investment management businesses included on an IFRS basis of £131m (H1 06: £98m, FY 06: £117m) are included in other operations.

Notes to the Financial Statements

3.14 Segmental analysis of shareholders' equity

	Covered business EEV basis At 30.06.07 £m	Other business IFRS basis At 30.06.07 £m	Total At 30.06.07 £m	Covered business EEV basis At 30.06.06 £m	Other business IFRS basis At 30.06.06 £m	Total At 30.06.06 £m
UK[1]	**6,675**	**-**	**6,675**	5,119	-	5,119
Society shareholder capital (excluding LGPL)[2]	**-**	**501**	**501**	-	2,042	2,042
	6,675	**501**	**7,176**	5,119	2,042	7,161
Embedded value of international life and pensions business						
- USA[3]	**595**	**-**	**595**	537	-	537
- Netherlands	**236**	**-**	**236**	197	-	197
- France[3]	**166**	**-**	**166**	115	-	115
	7,672	**501**	**8,173**	5,968	2,042	8,010
Investment management	**540**	**131**	**671**	466	98	564
	8,212	**632**	**8,844**	6,434	2,140	8,574
General insurance	**-**	**136**	**136**	-	164	164
Corporate funds[4]	**-**	**(615)**	**(615)**	-	(1,572)	(1,572)
	8,212	**153**	**8,365**	6,434	732	7,166

	Covered business EEV basis At 31.12.06 £m	Other business IFRS basis At 31.12.06 £m	Total At 31.12.06 £m
UK[1]	6,256	-	6,256
Society shareholder capital (excluding LGPL)[2]	-	1,307	1,307
	6,256	1,307	7,563
Embedded value of international life and pensions business			
- USA	552	-	552
- Netherlands	228	-	228
- France	133	-	133
	7,169	1,307	8,476
Investment management	475	117	592
	7,644	1,424	9,068
General insurance	-	169	169
Corporate funds[4]	-	(1,306)	(1,306)
	7,644	287	7,931

Further analysis of the covered business is included in note 3.12.

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Movement			
At 1 January	**7,931**	6,970	6,970
Total recognised income and expense	**665**	439	1,337
Issue of ordinary share capital	**3**	12	15
Net movements in employee share schemes and treasury shares	**(9)**	(4)	(5)
Dividend distributions to ordinary equity holders of the Company during the period	**(248)**	(236)	(349)
Other reserve movements including pension deficit	**23**	13	(9)
Fair value loss after tax on reclassification of subordinated borrowings as debt	**-**	(28)	(28)
At 30 June / 31 December	**8,365**	7,166	7,931

1. At 30 June 2006, Legal & General Group Plc (Group Plc) had lent £602m of subordinated debt to the SRC. In H2 06, this debt was repaid, then re-lent to Society shareholder capital, and £400m of this was lent to LGPL on similar terms. As part of ongoing capital restructuring work, Society repaid the subordinated debt to Group Plc in H1 07. The £400m lent to LGPL remains in place.
2. Represents surplus capital held outside Society's LTF, excluding LGPL shareholder capital, which is regarded as either required capital or free surplus held within the covered business.
3. Capital movements comprise £46m ($90m) of capital injected into the USA operation and £27m (€40m) injected into the French operation.
4. Corporate funds includes investments, subordinated borrowings and senior borrowings.

Notes to the Financial Statements

3.15 Reconciliation of shareholder net worth

	UK life and pensions At 30.06.07 £m	Total At 30.06.07 £m	UK life and pensions At 30.06.06 £m	Total At 30.06.06 £m	UK life and pensions At 31.12.06 Restated £m	Total At 31.12.06 £m
SNW of long term operations (IFRS basis)	3,285	5,362	2,591	3,520	3,263	5,138
Other assets (IFRS basis)	1,044	153	-	732	950	287
Shareholders' equity on the IFRS basis	**4,329**	**5,515**	2,591	4,252	4,213	5,425
Purchased interests in long term business	(6)	(24)	(9)	(29)	(7)	(25)
Sub-fund	326	326	292	292	313	313
Deferred acquisition costs/deferred income liabilities	(127)	(703)	(360)	(927)	(115)	(677)
Deferred tax [1]	(642)	(460)	(850)	(686)	(693)	(520)
Other [2]	10	(91)	50	8	117	54
Shareholder net worth on the EEV basis	**3,890**	**4,563**	1,714	2,910	3,828	4,570
Represented by:						
SNW of long term operations (EEV basis)	2,577	4,410	1,714	2,178	2,548	4,283
LGPL shareholder capital (EEV basis)	1,313	-	-	-	1,280	-
Other assets (IFRS basis)	-	153	-	732	-	287

1. Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' assets were distributed.
2. Other relates primarily to the different treatment of sterling reserves, other long term reserves and the non profit result of LGPL under EEV compared with IFRS.

3.16 Corporate restructure

On 31 December 2006, the non-linked non profit pensions and annuity business of Society was ceded to a new, wholly owned, reinsurance company, LGPL. Full details of the restructuring are included in the 2006 Annual Report and Accounts.

3.17 Assumptions

UK assumptions

The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period.

For annuities, separate returns are calculated for business sold before or after December 2006. This reflects a change in investment policy applicable to the 2007 business which has the aim of increasing the expected return whilst not increasing the level of asset risk compared with the historic policy. This has been achieved through improved investment efficiency and increased diversification through use of additional asset classes. The calculated return takes account of derivatives and other credit instruments in the investment portfolio.

Where interest rate swaps are used to reduce risk, it is assumed that these swaps will be sold before expiry and the proceeds reinvested in corporate bonds with a redemption yield 0.40% p.a. greater than the swap rate at that time.

The returns on fixed and index-linked securities are calculated net of an allowance for default risk which takes account of the outstanding term of the securities. The allowances for default risk are set separately for the asset portfolios supporting fixed and index-linked securities, and average 0.12% p.a. and 0.07% p.a. respectively across the portfolios as a whole (0.15% p.a. and 0.10% p.a. at 31.12.2006).

Economic assumptions

	30.06.07 % p.a.	30.06.06 % p.a.	31.12.06 % p.a.	31.12.05 % p.a.
Equity risk premium	**3.0**	3.0	3.0	3.0
Property risk premium	**2.0**	2.0	2.0	2.0
Investment return				
- Gilts:				
- Fixed interest	**5.1**	4.6	4.6	4.1
- RPI linked	**5.6**	4.7	4.7	4.2
- Non gilts:				
- Fixed interest	**5.6 - 6.0**	4.9 – 5.3	4.9 – 5.3	4.4 – 4.8
- RPI linked	**5.3 – 5.9**	4.7 – 5.2	4.6 – 5.1	4.2 – 4.6
- Equities	**8.1**	7.6	7.6	7.1
- Property	**7.1**	6.6	6.6	6.1
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (net of tax)	**8.1**	7.6	7.6	7.1
Inflation				
- Expenses/earnings	**4.5**	4.1	4.2	3.9
- Indexation	**3.5**	3.1	3.2	2.9

The assumed returns on non gilt securities are net of an allowance for default risk of 0.2% p.a. (2006: 0.2%), other than for certain government-supported securities where no such allowance is made.

UK life and pensions

i. The value of the Sub-fund is the discounted value of total projected investment returns over its lifetime.

ii. Assets are valued at market value.

iii. Future bonus rates have been set at levels which would fully utilise the assets supporting the policyholders' portion of the with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

iv. The value of in-force business reflects the cost, including administration expenses, of providing for benefit enhancement or compensation in relation to certain products.

3.17 Assumptions (continued)

v. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses (excluding the development costs referred to below). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on experience and externally published data. Male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection MC for future experience with a minimum annual improvement of 0.6%, and the average of projections MC and LC for statutory reserving with a minimum annual improvement of 0.8%. Female annuitant mortality is assumed to improve in accordance with the MC projection from CMI Working Paper 1 for statutory reserving and at 70% of this rate for future experience, with the same underpinning minima as for males.

vi. £400m of subordinated debt attributed to Legal & General Pensions Limited (LGPL) in 2006 has been included at face value. The estimated market value was £374m at 30 June 2007.

vii. Development costs relate to enhanced financial reporting and strategic systems.

UK managed pension funds

viii. All contracts are assumed to lapse over a 10 year period. Fees are projected on a basis which reflects current charges or, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

ix. Key assumptions:

	30.06.07 % p.a.	30.06.06 % p.a.	31.12.06 % p.a.	31.12.05 % p.a.
USA				
Reinvestment rate	**5.8**	5.9	5.4	5.1
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (net of tax)	**8.1**	8.2	7.8	7.4
Europe				
Government bond return	**4.6**	4.1	4.0	3.3
Risk margin	**3.0**	3.0	3.0	3.0
Risk discount rate (net of tax)	**7.6**	7.1	7.0	6.3

x. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses.

Tax

xi. EEV results are computed on an after tax basis and are grossed up by notional attributed tax for presentation in the income statement. The tax rate used for grossing up is the corporate tax rate in the territory concerned which for the UK was 28% (H1 06: 30%; FY 06: 30%).

Stochastic calculations

xii. The time value of options and guarantees is calculated using economic and non-economic assumptions consistent with those used for the deterministic embedded value calculations.

This section describes the models used to generate future investment simulations, and gives some sample statistics for the simulations used. A single model has been used for UK and international business, with different economic assumptions for each territory.

Government nominal interest rates are generated using a LIBOR Money Market Model projecting full yield curves at annual intervals. The model provides a good fit to the initial yield curve.

The total annual returns on equities and property are calculated as the return on 1 year bonds plus an excess return. The excess return is assumed to have a lognormal distribution. Corporate bonds are modelled separately by credit rating using stochastic credit spreads over the risk-free rates, transition matrices and default recovery rates. The real yield curve model assumes that the real short rate follows a mean-reverting process subject to two normally distributed random shocks.

Asset classes

The significant asset classes are for:

- UK with-profits business – equities, property and fixed rate bonds of various durations;
- UK annuity business – fixed rate and index-linked bonds of various durations; and
- International business – fixed rate bonds of various durations.

III European Embedded Value Methodology (continued)

Summary statistics

The following table sets out means and standard deviations (StDev) of future returns as at 30 June 2007 for the most significant asset classes. Correlations between asset classes have been set based on an internal assessment of historical data.

	10-year return		20-year return	
	Mean[1]	StDev[2]	Mean[1]	StDev[2]
UK Business (Sterling)				
Government bonds	5.6%	3.1%	5.3%	3.3%
Corporate bonds	6.1%	3.3%	5.9%	3.5%
Property (excess returns)	2.0%	14.6%	2.0%	15.0%
Equities (excess returns)	3.1%	20.2%	3.0%	19.9%
European Business (Euro)				
Long Government bonds[3]	4.8%	5.7%	5.2%	5.8%
Short Government bonds[4]	4.8%	4.4%	5.2%	8.5%
US Business (US Dollar)				
Long Government bonds[3]	5.1%	5.8%	5.5%	6.0%

1. Other than for equities and property, means are calculated as the excess of 1 year bond asset return means plus 1 year bond means. Means for the equities and property excess returns are calculated as the excess of 1 year bond asset return means. Each mean is derived by calculating the accumulated value of a unit asset invested to time n years for each simulation, averaging the resultant values across all simulations, then calculating the equivalent annual return required to give this average accumulation (by taking the nth root of the average accumulation and deducting 1).
2. Standard deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. Equities and property values use excess returns. The results are comparable to implied volatilities quoted in investment markets.
3. Long term bonds are defined to be 10-year par-coupon bonds.
4. Short term bonds are defined to be 1 year duration bonds.

Risk discount rate

The risk discount rate is scenario-dependent within the stochastic projection. It is calculated by applying the deterministic risk margin to the risk free rate in each stochastic projection.

Sensitivity calculations

In accordance with the dispensation within the CFO guidelines, a full sensitivity analysis is only provided annually.

Operating profit income statement

Six months ended 30 June 2007

	Notes	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
From continuing operations				
Life and pensions	4.01	**290**	252	592
Investment management	4.02	**73**	65	133
General insurance	4.03	**(38)**	2	9
Other operational income	4.04	**17**	15	18
Operating profit		**342**	334	752
Variation from longer term investment return	4.05	**21**	7	63
Contribution from UK non profit business	4.06	**119**	39	1,136
Property income attributable to minority interests		**17**	21	67
Profit from continuing operations before tax attributable to equity holders		**499**	401	2,018
Tax attributable to equity holders	4.07	**(170)**	(124)	(387)
Profit from ordinary activities after tax		**329**	277	1,631
Profit attributable to minority interests	4.14	**(17)**	(21)	(67)
Profit attributable to equity holders		**312**	256	1,564

		p	p	p
Earnings per share	4.08			
Based on operating profit from continuing operations after tax attributable to equity holders		**3.87**	3.69	8.33
Based on profit attributable to equity holders of the Company		**4.80**	3.95	24.12
Diluted earnings per share	4.08			
Based on operating profit from continuing operations after tax attributable to equity holders		**3.84**	3.67	8.27
Based on profit attributable to equity holders of the Company		**4.77**	3.93	23.95

This supplementary operating profit information provides further analysis of the results reported under IFRS and we believe gives shareholders a better understanding of the underlying performance of the business.

For UK life and pensions business, operating profit in a full year represents:

- the distribution of profit relating to non profit and shareholder net worth, grossed up for tax. The current distribution comprises:
  - 7% of the embedded value of the shareholder retained capital (SRC) and Sub-fund (shareholder net worth – SNW) adjusted to remove the effect of the contingent loan (between SRC and LGPL) and the SNW of LGPL; and
  - 5% of the embedded value of the non profit business adjusted to remove the effect of the contingent loan between SRC and LGPL;
- the shareholders' share of the with-profits surplus recognised in the year, grossed up for tax;
- the subordinated debt interest on the intra-group subordinated debt included within the SRC, until it was repaid in December 2006.

An analysis of the distribution of profit relating to non profit and SNW is included in Note 5.04(a).

Operating profit includes a longer term investment return on shareholders', General insurance and Netherlands' funds held outside a long term fund. It excludes investment variances and the contribution from UK non profit business. The income statement comprises returns to shareholders and excludes policyholders' returns.

Consolidated income statement

Six months ended 30 June 2007

	Notes	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Revenue				
Gross written premiums	4.09	**2,289**	2,053	4,286
Outward reinsurance premiums		**(255)**	(247)	(518)
Net change in provision for unearned premiums		**(5)**	(2)	7
Net premiums earned		**2,029**	1,804	3,775
Fees from fund management and investment contracts		**313**	248	535
Investment return		**6,588**	2,730	16,572
Operational income		**28**	23	84
Total revenue		**8,958**	4,805	20,966
Expenses				
Claims and change in insurance liabilities		**1,409**	1,717	1,938
Reinsurance recoveries		**(232)**	(514)	1,123
Net claims and change in insurance liabilities		**1,177**	1,203	3,061
Change in provisions for investment contract liabilities		**6,325**	2,511	13,878
Acquisition costs		**346**	232	987
Finance costs		**80**	70	153
Other expenses		**431**	336	674
Transfers to unallocated divisible surplus		**74**	60	284
Total expenses		**8,433**	4,412	19,037
Profit before income tax		**525**	393	1,929
Income tax attributable to policyholder returns		**(26)**	8	89
Profit from continuing operations before income tax attributable to equity holders		**499**	401	2,018
Total income tax expense		**(196)**	(116)	(298)
Income tax attributable to policyholder returns		**26**	(8)	(89)
Income tax attributable to equity holders		**(170)**	(124)	(387)
Profit from ordinary activities after income tax		**329**	277	1,631
Attributable to:				
Minority interests		**17**	21	67
Equity holders of the Company		**312**	256	1,564
Dividend distributions to equity holders of the Company during the period		**248**	236	349
Dividend distributions to equity holders of the Company proposed after the period end		**122**	113	248
		p	p	p
Earnings per share				
Based on profit from continuing operations after income tax attributable to equity holders		**4.80**	3.95	24.12
Diluted earnings per share				
Based on profit from continuing operations after income tax attributable to equity holders		**4.77**	3.93	23.95

Consolidated balance sheet

As at 30 June 2007

	Notes	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Assets				
Investment in associates		**16**	16	16
Plant and equipment		**78**	34	43
Investment property		**6,992**	6,625	6,852
Financial investments	4.11	**221,860**	182,428	201,430
Reinsurers' share of contract liabilities		**1,642**	3,194	1,481
Purchased interest in long term businesses		**22**	29	23
Deferred acquisition costs		**1,587**	1,542	1,456
Income tax recoverable		**-**	6	12
Other assets		**2,436**	2,086	1,622
Cash and cash equivalents		**6,435**	3,981	4,930
Total assets		**241,068**	199,941	217,865
Equity				
Share capital		**163**	163	163
Share premium account		**926**	920	923
Treasury shares		**(42)**	(44)	(45)
Other reserves		**44**	22	49
Retained earnings		**4,424**	3,191	4,335
Capital and reserves attributable to equity holders of the Company	4.12	**5,515**	4,252	5,425
Minority interests	4.14	**456**	318	414
Total equity	4.15	**5,971**	4,570	5,839
Liabilities				
Subordinated borrowings	4.13	**1,371**	813	818
Participating insurance contracts		**12,251**	12,727	12,660
Participating investment contracts		**7,393**	7,438	7,501
Unallocated divisible surplus		**2,277**	1,982	2,178
Value of in-force non-participating contracts		**(413)**	(401)	(391)
Participating contract liabilities		**21,508**	21,746	21,948
Non-participating insurance contracts		**21,330**	23,439	21,602
Non-participating investment contracts		**184,441**	143,687	162,016
Non-participating contract liabilities		**205,771**	167,126	183,618
Senior borrowings	4.13	**1,332**	1,682	1,607
Provisions		**485**	484	568
Deferred income liabilities		**461**	373	422
Deferred tax liabilities		**595**	461	472
Income tax liabilities		**51**	87	106
Other liabilities		**2,652**	1,869	1,663
Net asset value attributable to unit holders		**871**	730	804
Total liabilities		**235,097**	195,371	212,026
Total equity and liabilities		**241,068**	199,941	217,865

Consolidated statement of recognised income and expense

Six months ended 30 June 2007

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Fair value losses on cash flow hedges	-	(3)	(3)
Exchange differences on translation of overseas operations	(1)	(26)	(35)
Actuarial gains on defined benefit pension schemes	62	64	3
Actuarial gains on defined benefit pension schemes transferred to unallocated divisible surplus	(25)	(28)	(1)
Net change in financial investments designated as available-for-sale	(4)	(12)	7
Income / (expense) recognised directly in equity, net of tax	32	(5)	(29)
Profit from ordinary activities after income tax	329	277	1,631
Total recognised income and expense	361	272	1,602
Attributable to:			
Minority interests	17	21	67
Equity holders of the Company	344	251	1,535

Consolidated cash flow statement

For the six months ended 30 June 2007

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Profit from ordinary activities after income tax	**329**	277	1,631
Adjustments for non cash movements in net profit for the period			
Realised and unrealised (gains)/losses on financial investments and investment properties	**(2,448)**	961	(9,505)
Investment income	**(3,939)**	(3,525)	(6,630)
Interest expense	**80**	70	153
Income tax payable	**196**	116	298
Other adjustments	**21**	7	46
Net (increase)/decrease in operational assets			
Investments designated as held for trading or fair value through profit or loss	**(5,372)**	(7,679)	(9,599)
Investments designated as available-for-sale	**29**	(51)	(251)
Other assets	**(821)**	(1,382)	557
Net increase/(decrease) in operational liabilities			
Insurance contracts	**(641)**	(86)	(1,893)
Transfer to unallocated divisible surplus	**99**	88	285
Investment contracts	**9,559**	7,836	19,527
Value of in-force non-participating contracts	**(22)**	(22)	(12)
Other liabilities	**926**	345	596
Cash used in operating activities	**(2,004)**	(3,045)	(4,797)
Interest paid	**(91)**	(73)	(146)
Interest received	**1,946**	1,653	3,478
Income tax paid	**(141)**	(184)	(315)
Dividends received	**1,756**	1,843	3,095
Net cash flows from operating activities	**1,466**	194	1,315
Cash flows from investing activities			
Net acquisition of plant and equipment	**(43)**	(9)	(24)
Net proceeds from disposal of Ventures' investments	**-**	-	10
Non-financial investments purchased	**-**	(2)	(3)
Net cash flows from investing activities	**(43)**	(11)	(17)
Cash flows from financing activities			
Dividend distributions to equity holders of the Company during the year	**(248)**	(236)	(349)
Proceeds from issue of share capital	**3**	12	15
Purchase of treasury shares	**(3)**	(9)	(11)
Proceeds from borrowings	**1,627**	367	1,062
Repayment of borrowings	**(1,288)**	(322)	(1,051)
Net cash flows from financing activities	**91**	(188)	(334)
Net increase/(decrease) in cash and cash equivalents	**1,514**	(5)	964
Exchange losses on cash and cash equivalents	**(9)**	(15)	(35)
Cash and cash equivalents at 1 January	**4,930**	4,001	4,001
Cash and cash equivalents at 30 June / 31 December	**6,435**	3,981	4,930

The Group's consolidated cash flow statement includes all cash and cash equivalent flows, including those relating to the UK long term funds.

Notes to the Financial Statements

4.01 Life and pensions operating profit

	Notes	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Distribution relating to non profit and SNW	5.04(a)	**199**	157	388
Subordinated debt interest		**-**	18	34
Non profit business		**199**	175	422
With-profits business		**50**	40	95
UK		**249**	215	517
USA		**32**	33	58
Netherlands		**4**	(3)	7
France		**5**	7	10
		290	252	592

4.02 Investment management operating profit

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Managed pension funds	**51**	45	96
Ventures	**-**	2	4
Property	**5**	4	6
Retail investments	**6**	5	11
Other income[1]	**11**	9	16
	73	65	133

1.Other income in H1 07 includes £4m of profits arising from market referenced fees charged for the provision of investment management services to business reinsured to LGPL.

Notes to the Financial Statements

4.03 General insurance operating profit, underwriting result and combined operating ratios

(a) Operating profit

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Household[1]	**(52)**	2	(9)
Other business[2]	**14**	-	18
	(38)	2	9

1. Household business in 2007 includes a loss of £40m as a result of flood related claims in June 2007.
2. Other business in 2007 includes £6m profit following the withdrawal from the healthcare business in the first quarter.

(b) Underwriting result

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Household	**(59)**	(3)	(21)
Other business	**11**	(3)	13
	(48)	(6)	(8)

(c) Combined operating ratio

	30.06.07 %	30.06.06 %	Full year 31.12.06 %
Household	**153**	104	111
Other business[1]	**68**	110	89
	134	106	105

1. Other business combined ratio in 2007 includes the £6m profit on the withdrawal from the healthcare business in the first quarter.

The combined operating ratio is:

$$\left[\frac{\text{Net incurred claims}}{\text{Net earned premiums}} + \frac{\text{Expenses + Net commission}}{\text{Net written premiums}}\right] \times 100$$

4.04 Other operational income

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Shareholders' other income			
Investment return on ordinary shareholders' equity	**90**	69	139
Interest expense	**(55)**	(48)	(106)
	35	21	33
Other operations[1]	**-**	(1)	(2)
Unallocated corporate and development expenses	**(18)**	(5)	(13)
	17	15	18

1. Principally the regulated mortgage network and Cofunds.

Notes to the Financial Statements

4.05 Variation from longer term investment return

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Netherlands	**(12)**	(20)	(18)
Investment management	**(1)**	-	(1)
General insurance	**(9)**	(1)	(7)
Other operational income	**43**	28	89
	21	7	63

Investment return is allocated to operating profit by reference to a longer term rate of investment return for the respective invested funds. The difference between the amount allocated to operating profit and actual investment return is the variation from longer term investment return analysed above.

4.06 Contribution from UK non profit business

	Notes	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Investment income		**62**	45	75
Interest expense and charges		**(2)**	(1)	(3)
Realised investment gains		**114**	95	215
Unrealised investment (losses)/gains		**(9)**	(35)	16
Investment return on SRC		**165**	104	303
Net capital released from non profit business	5.02	**153**	110	1,255
Distribution of operating profit from non profit business		**(199)**	(175)	(422)
Contribution from UK non profit business before tax		**119**	39	1,136

4.07 Analysis of tax

	Profit before tax 30.06.07 £m	Tax 30.06.07 £m	Profit before tax 30.06.06 £m	Tax 30.06.06 £m	Profit before tax Full year 31.12.06 £m	Tax Full year 31.12.06 £m
From continuing operations						
UK life and pensions	**249**	**(75)**	215	(65)	517	(154)
International life and pensions	**41**	**(13)**	37	(14)	75	(24)
	290	**(88)**	252	(79)	592	(178)
Investment management	**73**	**(23)**	65	(19)	133	(40)
General insurance	**(38)**	**12**	2	-	9	(2)
Other operational income	**17**	**8**	15	3	18	8
Operating profit	**342**	**(91)**	334	(95)	752	(212)
Variation from longer term investment return	**21**	**(9)**	7	4	63	(11)
Contribution from UK non profit business	**119**	**(70)**	39	(33)	1,136	(164)
Property income attributable to minority interests	**17**	-	21	-	67	-
Profit from continuing operations before tax / Tax	**499**	**(170)**	401	(124)	2,018	(387)

Only the element of total tax attributable to equity holders' profit is shown explicitly in the analysis above; the tax attributable to policyholder returns is included within expenses in the operating profit income statement.

In accordance with the Group's policy for attributing tax to equity holders and policyholders, the IFRS profit before equity holder tax from the net capital released from UK non profit business is determined by grossing up after tax amounts at the standard rate of UK corporation tax (30%). In the period to 30 June 2007, there was no current or deferred tax charge on these profits.

No deferred tax is provided at the incremental rate on the undeclared surplus in the Society LTF represented by the SRC on the grounds that, at the balance sheet date, no obligation to make a declaration of surplus actually exists and there is no expectation that such a declaration will occur. The maximum amount of incremental tax which would crystallise on such a declaration of surplus is estimated to be £295m (H1 06: £475m; FY 06: £717m). The reduction is due to new tax legislation in the Finance Act 2007. This would charge the additional taxable profit arising from a release of SRC, over the existing tax base, at the current corporation tax rate (30%), but would permit the excess to be carried forward for relief in future years at the policyholders' rate (20%).

Notes to the Financial Statements

4.08 Earnings per share

(a) Earnings per share

	Profit before tax 30.06.07 £m	Tax charge 30.06.07 £m	Profit after tax 30.06.07 £m	Earnings per share 30.06.07 p	Profit before tax 30.06.06 £m	Tax (charge)/ credit 30.06.06 £m	Profit after tax 30.06.06 £m	Earnings per share 30.06.06 p
Operating profit from continuing operations	**342**	**(91)**	**251**	**3.87**	334	(95)	239	3.69
Variation from longer term investment return	**21**	**(9)**	**12**	**0.18**	7	4	11	0.17
Contribution from UK non profit business	**119**	**(70)**	**49**	**0.75**	39	(33)	6	0.09
Earnings per share based on profit attributable to equity holders	**482**	**(170)**	**312**	**4.80**	380	(124)	256	3.95

	Profit before tax Full year 31.12.06 £m	Tax charge Full year 31.12.06 £m	Profit after tax Full year 31.12.06 £m	Earnings per share Full year 31.12.06 p
Operating profit from continuing operations	752	(212)	540	8.33
Variation from longer term investment return	63	(11)	52	0.80
Contribution from UK non profit business	1,136	(164)	972	14.99
Earnings per share based on profit attributable to equity holders	1,951	(387)	1,564	24.12

(b) Diluted earnings per share

(i) Based on operating profit from continuing operations after tax

	Profit after tax 30.06.07 £m	Number of shares[1] 30.06.07 m	Earnings per share 30.06.07 p	Profit after tax 30.06.06 £m	Number of shares[1] 30.06.06 m	Earnings per share 30.06.06 p
Operating profit from continuing operations after tax	**251**	**6,493**	**3.87**	239	6,478	3.69
Net shares under options allocable for no further consideration	**-**	**37**	**(0.03)**	-	41	(0.02)
Convertible bonds outstanding	**-**	**-**	**-**	12	285	-
Diluted earnings per share	**251**	**6,530**	**3.84**	251	6,804	3.67

	Profit after tax Full year 31.12.06 £m	Number of shares[1] Full year 31.12.06 m	Earnings per share Full year 31.12.06 p
Operating profit from continuing operations after tax	540	6,483	8.33
Net shares under options allocable for no further consideration	-	46	(0.06)
Convertible bonds outstanding	-	-	-
Diluted earnings per share	540	6,529	8.27

(ii) Based on profit attributable to equity holders of the Company

	Profit after tax 30.06.07 £m	Number of shares[1] 30.06.07 m	Earnings per share 30.06.07 p	Profit after tax 30.06.06 £m	Number of shares[1] 30.06.06 m	Earnings per share 30.06.06 p
Profit attributable to equity holders of the Company	**312**	**6,493**	**4.80**	256	6,478	3.95
Net shares under options allocable for no further consideration	**-**	**37**	**(0.03)**	-	41	(0.02)
Convertible bonds outstanding	**-**	**-**	**-**	12	285	-
Diluted earnings per share	**312**	**6,530**	**4.77**	268	6,804	3.93

	Profit after tax Full year 31.12.06 £m	Number of shares[1] Full year 31.12.06 m	Earnings per share Full year 31.12.06 p
Profit attributable to equity holders of the Company	1,564	6,483	24.12
Net shares under options allocable for no further consideration	-	46	(0.17)
Convertible bonds outstanding	-	-	-
Diluted earnings per share	1,564	6,529	23.95

The number of shares in issue at 30 June 2007 was 6,535,517,371 (H1 06: 6,527,906,573; FY 06: 6,532,261,961).

1. Weighted average number of shares.

Notes to the Financial Statements

4.09 Gross written premiums

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
From continuing operations			
UK life and pensions participating business	**193**	203	376
UK life and pensions non-participating business	**1,421**	1,216	2,691
Total UK life and pensions	**1,614**	1,419	3,067
USA	**169**	174	347
Netherlands	**143**	147	266
France	**205**	152	283
Total life and pensions	**2,131**	1,892	3,963
General insurance			
Household	**122**	115	240
Other business	**36**	46	83
Total General insurance	**158**	161	323
Total gross written premiums	**2,289**	2,053	4,286

4.10 Segmental analysis

The Group is organised into three main business segments:

- Long term business (includes insurance and investment business)
- Investment management
- General insurance

Other operations comprise shareholders' assets, regulated mortgage network, estate agencies and corporate expenses, none of which constitute a separately reportable segment.

(i) Income statement analysed by business segments

Six months ended 30 June 2007	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**3,234**	**5,443**	**149**	**242**	**(110)**	**8,958**
Total expenses from continuing operations	**2,842**	**5,342**	**196**	**163**	**(110)**	**8,433**
Profit from continuing operations after income tax	**241**	**50**	**(33)**	**71**	**-**	**329**
Inter segment revenue	**(14)**	**(30)**	**-**	**(66)**	**110**	**-**
Six months ended 30 June 2006						
Total revenue from continuing operations	2,469	2,067	154	225	(110)	4,805
Total expenses from continuing operations	2,245	1,984	158	135	(110)	4,412
Profit from continuing operations after income tax	151	45	(3)	84	-	277
Inter segment revenue	-	(34)	-	(76)	110	-
Full year ended 31 December 2006						
Total revenue from continuing operations	8,355	12,013	315	526	(243)	20,966
Total expenses from continuing operations	6,802	11,849	314	315	(243)	19,037
Profit from continuing operations after income tax	1,344	93	1	193	-	1,631
Inter segment revenue	(26)	(40)	(2)	(175)	243	-

Notes to the Financial Statements

4.10 Segmental analysis (continued)

(ii) Balance sheet analysed by business segments

As at 30 June 2007	Long term business £m	Investment management £m	General Insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total assets	**71,901**	**165,220**	**554**	**4,942**	**(1,549)**	**241,068**
Total liabilities	**68,228**	**164,445**	**418**	**3,555**	**(1,549)**	**235,097**
Total equity	**3,673**	**775**	**136**	**1,387**	**-**	**5,971**
As at 30 June 2006						
Total assets	67,021	129,559	520	4,443	(1,602)	199,941
Total liabilities	64,713	128,831	356	3,073	(1,602)	195,371
Total equity	2,308	728	164	1,370	-	4,570
As at 31 December 2006						
Total assets	69,729	144,725	534	4,519	(1,642)	217,865
Total liabilities	66,053	144,000	365	3,250	(1,642)	212,026
Total equity	3,676	725	169	1,269	-	5,839

(iii) Revenue and assets by geographic segments

30 June 2007	UK £m	USA £m	Netherlands £m	France £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**8,416**	**163**	**173**	**207**	**(1)**	**8,958**
Total assets	**235,254**	**2,486**	**1,495**	**1,880**	**(47)**	**241,068**
30 June 2006						
Total revenue from continuing operations	4,410	157	116	122	-	4,805
Total assets	195,033	1,910	1,309	1,710	(21)	199,941
31 December 2006						
Total revenue from continuing operations	20,020	329	300	319	(2)	20,966
Total assets	212,185	2,478	1,415	1,807	(20)	217,865

4.11 Financial investments

	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Equities	**125,932**	101,907	112,589
Unit trusts	**5,147**	3,166	4,190
Debt securities	**88,465**	75,700	82,685
Accrued interest	**1,187**	970	1,079
Derivative assets	**271**	46	77
Loans and receivables	**858**	639	810
	221,860	182,428	201,430

Notes to the Financial Statements

4.12 Segmental analysis of ordinary shareholders' equity

	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
SRC[1]	**3,285**	2,591	3,263
Society shareholder capital (excluding LGPL)[2]	**501**	2,042	1,307
LGPL shareholder capital	**1,044**	-	950
Society shareholder capital[3]	**1,545**	2,042	2,257
	4,830	4,633	5,520
General insurance	**136**	164	169
Netherlands	**93**	88	97
France[4]	**112**	69	82
Total Society shareholders' equity	**5,171**	4,954	5,868
USA[4]	**598**	556	552
Investment management	**361**	314	311
Corporate funds[5]	**(615)**	(1,572)	(1,306)
Ordinary shareholders' equity	**5,515**	4,252	5,425

1. At 30 June 2006, Legal & General Group Plc (Group Plc) had lent £602m of subordinated debt capital to the SRC. In H2 06, the debt capital was repaid, then re-lent to Society shareholder capital. £400m of this was lent to LGPL on similar terms.
2. As part of ongoing capital restructuring work, Society repaid the subordinated debt capital to Group Plc in H1 07, reducing Society shareholder capital by £602m. In addition, a dividend of £400m was paid from Society to Corporate funds. The amount lent to LGPL remains in place.
3. Represents capital held outside Society's Long Term Fund and LGPL shareholder capital.
4. Capital movements comprise £46m ($90m) of capital injected into the USA operation and £27m (€40m) injected into the French operation.
5. Corporate funds include investments, subordinated borrowings and senior borrowings.

4.13 Analysis of borrowings

	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Subordinated borrowings			
6.385% Sterling perpetual capital securities	**580**	-	-
5.875% Sterling undated subordinated notes	**428**	429	429
4.0% Euro subordinated notes 2025	**363**	384	389
Total subordinated borrowings	**1,371**	813	818
Senior borrowings			
2.75% Sterling convertible bond 2006	**-**	518	-
Sterling medium term notes 2031-2041	**602**	602	608
Euro commercial paper	**114**	111	370
Bank loans	**18**	25	3
Non recourse financing			
- US Dollar Triple X securitisation 2025	**264**	286	270
- US Dollar Triple X securitisation 2037	**220**	-	226
- Sterling property partnership loans 2011	**114**	140	130
Total senior borrowings	**1,332**	1,682	1,607
Total borrowings	**2,703**	2,495	2,425
Total borrowings (excluding non recourse financing)	**2,105**	2,069	1,799

Notes to the Financial Statements

4.13 Analysis of borrowings (continued)

Subordinated borrowings
For regulatory purposes the sterling perpetual capital securities are treated as innovative tier I capital, the sterling undated subordinated notes as upper tier II capital and the Euro subordinated notes as lower tier II capital.

6.385% Sterling perpetual capital securities
In 2007, Legal & General Group Plc issued £600m of 6.385% sterling perpetual capital securities. These securities are callable on 2 May 2017 and every three months thereafter. If not called, the coupon from 2 May 2017 will be reset to three month LIBOR plus 1.93% per annum. Simultaneous with the issuance, the fixed coupon was swapped into six month LIBOR plus 0.94% per annum.

5.875% Sterling undated subordinated notes
These notes are callable on 1 April 2019 and every five years thereafter. If not called, the coupon from 1 April 2019 will be reset to the prevailing five year benchmark gilt yield plus 2.33% per annum.

4.0% Euro subordinated notes 2025
These notes are callable on 8 June 2015 and each year thereafter. If not called, the coupon from 8 June 2015 will be reset to a floating rate of interest based on prevailing three month Euribor plus 1.7% per annum. The proceeds were swapped into sterling.

Non recourse financing
US Dollar Triple X securitisations
This non-recourse debt was issued by a subsidiary of Legal & General America Inc in the US capital markets to meet the Triple X reserve requirements on the US term insurance business. They are secured on the cash flows related to this business.

Sterling property partnership loans 2011
These loans are secured on specific properties.

Convertible bond
The convertible bond matured in 2006 and was redeemed at par without being converted into ordinary shares.

4.14 Minority interests

Minority interests represent third party interests in property investment vehicles which are consolidated in the Group's results.

4.15 Total equity

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
At 1 January	**5,839**	4,936	4,936
Total recognised income and expense	**361**	272	1,602
Issue of ordinary share capital	**3**	12	15
Net movements in employee share schemes and treasury shares	**(9)**	(4)	(5)
Dividend distributions to equity holders of the Company during the period	**(248)**	(236)	(349)
Movements in minority interests including disposals	**25**	12	62
Reclassification of subordinated borrowings from equity to debt	**-**	(394)	(394)
Fair value loss after tax on reclassification of subordinated borrowings as debt	**-**	(28)	(28)
At 30 June / 31 December	**5,971**	4,570	5,839

Notes to the Financial Statements

4.16 Value of assets in the UK long term funds

	At 30.06.07 £bn	At 30.06.06 £bn	At 31.12.06 £bn
With-profits business	30.1	29.4	30.1
Non profit business	28.1	24.3	26.6
Sub-fund	0.3	0.3	0.3
SRC	3.3	2.6	3.3
	61.8	56.6	60.3

4.17 Non-linked invested asset mix and investment return

At 30 June 2007	Investment return 2007 %	With-profits asset share %	With-profits non par %	With-profits other %	Non profit %	SRC %	Sub-fund %	SSC exc. LGPL %	LGPL shareholder %
Equities	9	50	5	(50)	-	63	81	90	69
Bonds	(4)	28	81	127	99	3	-	-	27
Property	4	19	2	1	-	22	15	-	-
Cash	3	3	12	22	1	12	4	10	4
		100	100	100	100	100	100	100	100
Investment return (%)		4	(2)	(9)	(4)	6	8	5	4
Invested assets (£bn)		18.1	2.4	1.6	15.0	2.4	0.3	0.3	1.3

All investment return percentages reflect average returns for the period.

Notes to the Financial Statements

4.18 Pension cost

The Legal & General Group UK Pension and Assurance Fund and the Legal & General Group UK Senior Pension Scheme are defined benefit pension arrangements and account for all UK and the majority of worldwide assets of, and contributions to, such arrangements. At 30 June 2007, the combined after tax deficit arising from these arrangements (net of annuity obligations insured by Society) has been estimated at £75m (H1 06: £79m; FY 06: £122m). These amounts have been recognised in the financial statements with £45m charged against shareholder equity (H1 06: £49m; FY 06: £72m) and £30m against unallocated divisible surplus (H1 06: £30m; FY 06: £50m).

4.19 Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Various Group companies receive claims and become involved in actual or threatened litigation and regulatory issues from time to time. Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these claims, litigation or issues may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

4.20 Foreign exchange rates

Period end exchange rates	**At 30.06.07**	At 30.06.06	At 31.12.06
United States Dollar	**2.01**	1.85	1.96
Euro	**1.49**	1.45	1.48

Average exchange rates	**01.01.07-30.06.07**	01.01.06-30.06.06	01.01.06-31.12.06
United States Dollar	**1.97**	1.79	1.84
Euro	**1.48**	1.46	1.47

4.21 Corporate restructure

On 31 December 2006, the non-linked non profit pensions and annuity business of Society was ceded to a new, wholly owned, reinsurance company, LGPL. Full details of the restructuring are included in the 2006 Annual Report and Accounts.

5.01 Regulatory capital resources

(a) Insurance Groups Directive

The Group is required to measure and monitor its capital resources on a regulatory basis and to comply with the minimum capital requirements of regulators in each territory in which it operates. At Group level, Legal & General must comply with the requirements of the Insurance Groups Directive (IGD). This is a very prudent measure of capital resources as it excludes any amount of surplus capital within a long term fund (£3.2bn for Society at 30 June 2007). The table below shows the estimated total Group capital resources, Group capital resources requirement and the surplus.

	At 30.06.07 £bn	At 30.06.06 £bn	At 31.12.06 £bn
Core tier I	5.8	5.4	5.9
Innovative tier I	0.6	-	-
Upper tier II	0.4	0.4	0.4
Lower tier II	0.4	0.4	0.4
Deductions	(0.1)	(0.1)	(0.1)
Group capital resources	7.1	6.1	6.6
Group capital resources requirement	4.5	3.8	4.6
Insurance Groups Directive surplus	2.6	2.3	2.0

A segmental analysis is given below.

	At 30.06.07 £bn	At 30.06.06 £bn	At 31.12.06 £bn
Society long term fund	3.6	3.6	3.7
Society shareholder capital	0.5	2.0	1.3
L&G Pensions	1.5	-	1.4
L&G Insurance	0.1	0.1	0.1
L&G France	0.1	0.1	0.1
L&G Netherlands	0.1	0.1	0.1
L&G America	0.1	0.1	0.1
Investment management	0.3	0.3	0.3
Other	1.5	1.1	0.5
Innovative tier I	0.6	-	-
Tier II	0.8	0.8	0.8
Debt	(2.1)	(2.1)	(1.8)
Group capital resources	7.1	6.1	6.6
Society long term fund	3.6	3.6	3.7
L&G Pensions	0.6	-	0.6
Other	0.3	0.2	0.3
Group capital resources requirement	4.5	3.8	4.6

A reconciliation of the Group capital resources on an IGD basis to the capital and reserves attributable to the equity holders of the Company on an IFRS basis is given below.

	At 30.06.07 £bn	At 30.06.06 £bn	At 31.12.06 £bn
Capital and reserves attributable to equity holders on an IFRS basis	5.5	4.3	5.4
Innovative tier I	0.6	-	-
Tier II	0.8	0.8	0.8
Additional capital available from Society	0.7	1.5	0.8
Adjustment to reflect regulatory value of L&G America	(0.5)	(0.5)	(0.4)
Group capital resources	7.1	6.1	6.6

5.01 Regulatory capital resources (continued)

(b) Society capital surplus

Society is required to measure and monitor its capital resources on a regulatory basis.

	At 30.06.07 Long term business £bn	At 30.06.07 General insurance £bn	At 30.06.06 Long term business £bn	At 30.06.06 General insurance £bn	At 31.12.06 Long term business £bn	At 31.12.06 General insurance £bn
Tier I	8.9	0.1	7.5	0.1	8.7	0.1
Upper tier II[1]	-	-	0.6	-	0.3	-
Lower tier II[1]	-	-	-	-	0.3	-
Available capital resources	**8.9**	**0.1**	8.1	0.1	9.3	0.1
Insurance capital requirement	1.7	-	1.8	-	1.7	-
Resilience capital requirement	-	-	0.5	-	-	-
With-Profits Insurance Capital Component	2.0	-	1.2	-	2.0	-
Capital requirements of regulated related undertakings	0.7	0.1	0.1	0.1	0.7	0.1
Capital resources requirement	**4.4**	**0.1**	3.6	0.1	4.4	0.1
Regulatory capital surplus	**4.5**	-	4.5	-	4.9	-

1. The tier II capital of £602m was repaid in June 2007.

The table below summarises the realistic position of the with-profits part of Society's LTF:

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
With-profits surplus	**1,174**	907	1,128
Risk capital margin	**236**	244	465
Surplus	**938**	663	663

Society is required to maintain a surplus in the with-profits part of the fund on a realistic basis (Peak 2). If the surplus on a realistic basis is lower than the surplus using Peak 1 solvency rules, then a further capital requirement, the With-Profits Insurance Capital Component (WPICC) is required. At H1 07, the WPICC was reduced to reflect the value of shareholder transfers of £499m (H1 06: £nil, FY 06: £432m) within the risk capital margin calculation.

(c) LGPL capital surplus

	At 30.06.07 Long term business £bn	At 30.06.06 Long term business £bn	At 31.12.06 Long term business £bn
Tier I	**1.1**	-	1.0
Upper tier II	**0.2**	-	0.2
Lower tier II	**0.2**	-	0.2
Available capital resources	**1.5**	-	1.4
Insurance capital requirement	**0.6**	-	0.6
Capital resources requirement	**0.6**	-	0.6
Regulatory capital surplus	**0.9**	-	0.8

The regulatory capital surplus in LGPL of £0.9bn (H1 06: £nil, FY 06: £0.8bn) is included within the IGD calculation (see note 5.02(a)). For Society's regulatory capital calculation (on the adjusted solo basis), the regulatory capital surplus of LGPL is reduced by £0.2bn to reflect ineligible surplus capital; this principally reflects the difference between the GAAP and regulatory values of LGPL. As a result, LGPL is included at a regulatory value of £0.7bn in Society's regulatory capital surplus.

5.02 IFRS capital resources

(a) Group capital resources

The Group's total capital resources of £9.2bn on an IFRS basis, comprise ordinary equity holders' capital (£5.5bn) (see note 4.12), subordinated debt (£1.4bn), and unallocated divisible surplus (£2.3bn, including £0.3bn of Sub-fund).

(b) Society capital resources

Society has been allocated capital of £4.8bn, reflecting the significance of this operation and the importance of ensuring financial strength to support long term growth of the business. Of this total, £1.5bn is held outside any long term fund as Society Shareholder Capital (SSC) of which approximately £1.0bn is within LGPL; the remainder of £3.3bn is held within Society's long term fund as Shareholder Retained Capital (SRC). An analysis of the movement in total Society capital on the IFRS basis is provided in the table below:

	Notes	30.06.07 SRC Gross £m	30.06.07 SRC Tax £m	30.06.07 SRC Net £m	30.06.07 SSC Gross £m	30.06.07 SSC Tax £m	30.06.07 SSC Net £m
SRC/SSC as at 1 January				**3,263**			**2,257**
Investment return		**165**	**(84)**	**81**	**98**	**(22)**	**76**
Transfer from Society long term fund:							
- Non profit distribution		**(199)**	**60**	**(139)**	**199**	**(60)**	**139**
- With-profits distribution		-	-	-	**50**	**(15)**	**35**
Net capital released from NP business	5.02(c)	**77**	**(23)**	**54**	**76**	**(23)**	**53**
Distribution to shareholders		-	-	-	**(400)**	-	**(400)**
Repayment of subordinated loan capital		-	-	-	**(602)**	-	**(602)**
Movement included in the statement of recognised income and expense		**38**	**(12)**	**26**	-	-	-
Other		-	-	-	**(18)**	**5**	**(13)**
At 30 June				**3,285**			**1,545**
Held within:							
LGPL				-			**1,044**
Society				**3,285**			**501**

The total net capital released from the non profit business is £153m (see note 4.06), which comprises the net capital released from LGPL non profit business of £76m (net of tax £53m) and the net capital released from Society of £77m (net of tax £54m).

	Notes	30.06.06 SRC Gross £m	30.06.06 SRC Tax £m	30.06.06 SRC Net £m	30.06.06 SSC Gross £m	30.06.06 SSC Tax £m	30.06.06 SSC Net £m
SRC/SSC as at 1 January				2,560			1,896
Investment return		104	(52)	52	70	(11)	59
Transfer from Society long term fund:							
- Non profit distribution		(157)	47	(110)	157	(47)	110
- With-profits distribution		-	-	-	40	(12)	28
- Subordinated debt		(18)	5	(13)	-	-	-
Dividends from subsidiaries		-	-	-	2	-	2
Net capital released from NP business	5.02(c)	110	(33)	77	-	-	-
Distribution to shareholders		-	-	-	(50)	-	(50)
Movement included in the statement of recognised income and expense		36	(11)	25	-	-	-
Other		-	-	-	(3)	-	(3)
At 30 June (held within Society)				2,591			2,042

5.02 IFRS capital resources (continued)

		Full year 31.12.06 SRC			Full year 31.12.06 SSC		
	Notes	Gross £m	Tax £m	Net £m	Gross £m	Tax £m	Net £m
SSC/SRC as at 1 January				2,560			1,896
Investment return		303	(84)	219	186	(35)	151
Transfer from Society long term fund:							
- Non profit distribution		(388)	116	(272)	388	(116)	272
- With-profits distribution		-	-	-	95	(29)	66
- Subordinated debt		(34)	10	(24)	-	-	-
Dividends from subsidiaries		-	-	-	2	-	2
Capital invested in subsidiaries		-	-	-	(13)	-	(13)
Net capital released / contributed from NP business	5.02(c)	1,972	(592)	1,380	(717)	215	(502)
Distribution to shareholders		-	-	-	(380)	-	(380)
(Repayment) / issue of subordinated loan capital		(602)	-	(602)	602	-	602
Movement included in the statement of recognised income and expense		3	(1)	2	-	-	-
Deferred tax asset on corporate restructure		-	-	-	-	171	171
Other		-	-	-	(12)	4	(8)
At 31 December				3,263			2,257
Held within:							
LGPL				-			950
Society				3,263			1,307

The total net capital released from the non profit business is £1,255m (see note 4.06), which comprises the net capital contributed to LGPL non profit business of £717m (net of tax £502m) and the net capital released from Society of £1,972m (net of tax £1,380m).

(c) Analysis of net capital released from non profit business

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Net capital released from non profit business comprises:			
New business			
- Strain, before financing arrangements	**(142)**	(279)	(546)
- Changes to FSA reporting and capital rules	**-**	-	278
- Financing arrangements	**-**	94	-
Existing business			
- Expected capital release, before financing arrangements	**211**	290	555
- Financing arrangements	**-**	(26)	(125)
Experience variances	**49**	(45)	90
Changes to non-economic assumptions	**(6)**	(28)	(90)
Annuity investment policy	**-**	-	422
Changes to FSA reporting and capital rules	**-**	-	363
Movements in non-cash items	**7**	58	(96)
Other	**(12)**	13	27
	107	77	878
Tax gross up	**46**	33	377
	153	110	1,255

At 31 December 2006, the SRC included £502m relating to the effect of the corporate restructure. This was offset by an equal and opposite amount in the SSC.

5.02 IFRS capital resources (continued)

Expected capital release represents the capital and profit generated in the period from the in-force non profit business if the embedded value assumptions are borne out in practice. The experience variances are calculated with reference to embedded value assumptions, including the apportionment of investment return and tax in the EEV model.

Both new business strain and expected capital release exclude required solvency margin, as this is not accounted for under IFRS. On average, the capital invested in new non profit business, including solvency margin, is repaid from product cash flows in approximately 6 years.

An analysis of the experience variances, non-economic assumption changes and non-cash items, all net of tax, is provided below:

Experience variances	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Persistency	1	-	4
Mortality / morbidity	5	(1)	-
Expenses	(27)	(20)	(28)
BPA data loading	12	43	157
Investment	67	2	27
Other	(9)	(69)	(70)
	49	(45)	90

Changes to non-economic assumptions	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Mortality / morbidity	-	-	(27)
Expenses	(1)	(13)	(50)
Negative inflation	-	(15)	-
Other	(5)	-	(13)
	(6)	(28)	(90)

Movements in non-cash items	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Deferred tax	(18)	37	(123)
Deferred acquisition costs	64	130	(21)
Deferred income liabilities	(42)	(25)	(78)
IFRS adjustment for financial reinsurance	-	(68)	125
Other	3	(16)	1
	7	58	(96)

5.03 Group credit ratings

Society continues to be one of the two highest rated European life assurers. Our financial strength ratings from Standard & Poor's, Moody's and A.M.Best were maintained at AA+, Aa1 and A+ respectively, all with stable outlooks.

The Group's current long term and short term debt ratings are, from Standard & Poor's, AA- and A1+ and, from Moody's A1 and P1.

5.04 Distributions to shareholders from Society's long term fund

(a) Calculation of distribution relating to non profit and shareholder net worth

The transfer to shareholders from Society's long term fund is limited by a formula agreed with our regulator. The full year formula is the aggregate of the shareholders' share of the with-profits surplus, a smoothed investment return of 7% on the embedded value of the SRC and Sub-fund and 5% on the embedded value of the non profit business of Society and LGPL, adjusted to remove the impact of the contingent loan (between SRC and LGPL) and the SNW of LGPL.

	30.06.07 Non profit £m	30.06.07 SNW £m	30.06.06 Non profit £m	30.06.06 SNW £m	Full year 31.12.06 Non profit £m	Full year 31.12.06 SNW £m
Embedded value at end of period	**1,902**	**3,890**	2,649	1,714	1,643	3,828
Less: subordinated debt	**-**	**-**	-	(602)	-	-
Less: LGPL shareholder capital	**-**	**(1,313)**	-	-	-	(1,280)
Contingent loan	**521**	**(521)**	-	-	571	(571)
Add back: pension deficit / market referenced						
fees attributable to SNW	**-**	**37**	-	38	(5)	60
Add back: distributions	**-**	**139**	-	110	-	272
	2,423	**2,232**	2,649	1,260	2,209	2,309
Distribution formula - full year					5.0%	7.0%
Distribution formula - half year	**2.5%**	**3.5%**	2.5%	3.5%		
Distribution after tax	**61**	**78**	67	43	110	162
Tax gross up	**26**	**34**	29	18	47	69
Distribution before tax	**87**	**112**	96	61	157	231

(b) Analysis of distribution to shareholders

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Non profit transfer	**139**	110	272
With-profits transfer	**35**	28	66
Transfer from Society's long term fund	**174**	138	338
Subordinated debt interest	**-**	13	24
Distribution to shareholders after tax	**174**	151	362
Tax gross up	**75**	64	155
Distribution to shareholders before tax	**249**	215	517

5.05 Group cash flow statement

The table below shows the cash flows in the period relating to the Group's parent company.

	30.06.07 £m	30.06.06 £m	Full year 31.12.06 £m
Dividends received:			
UK life and pensions	**400**	50	380
Investment management	**-**	-	50
Other	**-**	2	3
	400	52	433
Dividend distributions to equity holders of the Company during the period	**(248)**	(236)	(349)
Repayment of intra-group subordinated debt	**605**	-	-
Proceeds from issue of equity	**3**	12	15
Proceeds from issue of innovative tier I borrowings	**595**	-	-
Capital injected into the USA operation	**(46)**	-	-
Repayment of convertible bond	**-**	-	(525)
Working capital movements	**(369)**	(6)	(52)
Net cash inflow / (outflow)	**940**	(178)	(478)

I UK funds under management

	At 30.06.07 £m	At 30.06.06 £m	At 31.12.06 £m
Total investments	**252,935**	211,140	232,969
Represented by			
Index tracking funds:			
- UK equities	**75,662**	61,726	68,531
- Overseas equities	**48,659**	37,460	42,114
- Fixed interest	**30,917**	25,686	29,076
- Index linked	**23,116**	20,390	21,594
- Cash/deposits	**1,153**	938	652
Total index tracking funds	**179,507**	146,200	161,967
Actively managed funds	**67,438**	61,488	66,503
Structured solutions	**5,990**	3,452	4,499
	252,935	211,140	232,969
By investment approach			
Index equities	**124,321**	99,186	110,644
Active bonds (including index linked funds and cash)	**44,834**	41,711	44,713
Index bonds (including index linked funds and cash)	**55,186**	47,014	51,322
Active equities	**11,528**	10,406	10,966
Property	**10,847**	9,081	10,444
Private equity	**229**	290	381
Structured solutions	**5,990**	3,452	4,499
	252,935	211,140	232,969
By source of business			
Institutional funds under management[1]:			
- Managed pension funds pooled	**160,563**	128,110	142,716
- Managed pension funds segregated	**3,689**	4,506	4,101
- Structured solutions	**5,990**	3,452	4,499
- Other	**6,414**	5,658	6,217
Total institutional funds under management	**176,656**	141,726	157,533
UK Operations (unit trusts - excluding life fund investment)	**11,889**	10,339	11,759
UK Operations (life and general insurance funds)	**64,390**	59,075	63,677
	252,935	211,140	232,969

1. Excludes institutional investments in unit trust funds.

II New business

a) UK life and pensions new business APE by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
Protection	55	56	59	61	55	56
Annuities	44	42	53	50	38	33
Savings						
- Unit linked bonds	62	74	80	60	60	61
- Pensions, stakeholder and other non profit	64	69	60	55	52	41
With-profits	70	62	41	58	52	48
Total	295	303	293	284	257	239

b) UK life and pensions new business annual premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
Protection	55	56	59	61	55	56
Annuities	-	-	-	-	-	-
Savings						
- Unit linked bonds	-	-	-	-	-	-
- Pensions, stakeholder and other non profit	27	43	31	31	37	27
With-profits	45	35	25	30	33	29
Total	127	134	115	122	125	112

c) UK life and pensions new business single premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
Protection	-	-	-	-	-	-
Annuities	444	418	520	507	375	333
Savings						
- Unit linked bonds	616	739	799	600	608	605
- Pensions, stakeholder and other non profit	373	262	278	245	152	142
With-profits	254	268	179	273	185	190
Total	1,687	1,687	1,776	1,625	1,320	1,270

d) International life and pensions new business APE by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
USA	11	11	10	11	10	11
Netherlands	6	8	7	6	7	9
France	17	10	7	5	13	7
Total	34	29	24	22	30	27

II New Business (continued)

e) International life and pensions new business annual premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
USA	11	11	10	11	10	11
Netherlands	2	3	3	2	4	3
France	9	2	1	2	8	1
Total	22	16	14	15	22	15

f) International life and pensions new business single premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
USA	-	-	-	-	-	-
Netherlands	35	56	40	34	37	59
France	78	78	50	38	48	59
Total	113	134	90	72	85	118

g) Retail investments new business APE by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
UK	87	80	231	91	218	124
France	1	1	-	1	1	-
Total	88	81	231	92	219	124

h) Retail investments new business annual premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
UK	7	5	4	6	6	4
France	-	-	-	-	-	-
Total	7	5	4	6	6	4

i) Retail investments new business single premiums by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
UK	803	748	2,275	853	2,120	1,195
France	9	6	8	7	5	5
Total	812	754	2,283	860	2,125	1,200

II New Business (continued)

j) Analysis of total UK APE

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
Independent financial advisers	234	245	265	243	196	222
Tied	95	96	209	83	226	85
Direct	12	10	7	7	15	10
Total UK individual	341	351	481	333	437	317
Individual life and pensions	254	271	250	242	219	193
Retail investments	87	80	231	91	218	124
Total UK individual	341	351	481	333	437	317
Group life and pensions	41	32	43	42	38	46
Total UK	382	383	524	375	475	363

k) Institutional fund management new business by quarter

	3 months 30.06.07 £m	3 months 31.03.07 £m	3 months 31.12.06 £m	3 months 30.09.06 £m	3 months 30.06.06 £m	3 months 31.03.06 £m
Managed pension funds[1]						
Pooled funds	10,646	4,922	5,801	3,814	4,500	3,763
Segregated funds	380	68	1	8	538	61
Total managed funds	11,026	4,990	5,802	3,822	5,038	3,824
Other funds[2]	141	69	159	109	157	1,739
Total	11,167	5,059	5,961	3,931	5,195	5,563

1. New monies from pension fund clients of Legal & General Assurance (Pensions Management) Limited exclude £7.8bn (H1 06: £1.7bn, FY 06: £4.4bn) held through the year on a temporary basis, generally as part of a portfolio reconstruction.
2. Includes segregated property, property partnerships, ventures, alternative investments and institutional clients excluding institutional trusts.

III European Embedded Value Methodology

Basis of preparation

The supplementary financial statements have been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Insurance CFO Forum.

Covered business

The Group uses EEV methodology to value Individual and Group life assurance, pensions and annuity business written in the UK, Continental Europe and the US and within our UK managed pension funds company.

All other businesses are accounted for on the IFRS basis adopted in the primary financial statements.

There is no distinction made between insurance and investment contracts in our life and pensions businesses as there is under IFRS.

Description of methodology

The objective of EEV is to provide shareholders with more realistic information on the financial position and current performance of the Group than is provided within the primary financial statements.

The methodology requires assets of an insurance company, as reported in the primary financial statements, to be attributed between those supporting the covered business and the remainder. The method accounts for assets in the covered business on an EEV basis and the remainder of the Group's assets on the IFRS basis adopted in the primary financial statements.

The EEV methodology recognises as profit from the covered business the total of:

i. cash transfers during the relevant period from the covered business to the remainder of the Group's assets; and

ii. the movement in the present value of future distributable profits to shareholders arising from the covered business over the relevant reporting period.

Embedded value

Shareholders' equity on the EEV basis comprises the embedded value of the covered business plus the shareholders' equity on other businesses, less the value included for purchased interests in long term business.

The embedded value is the sum of the shareholder net worth (SNW) and the value of the in-force business (VIF). SNW is defined as those amounts, within covered business (both within the long term fund and held outside the long term fund but used to support long term business), which are regarded either as required capital or which represent free surplus.

The VIF is the present value of future shareholder profits arising from the covered business, projected using best estimate assumptions, less an appropriate deduction for the cost of holding the required level of capital and the time value of financial options and guarantees (FOGs).

Service companies

All services relating to the UK life and pensions business are charged on a cost recovery basis, with the exception of investment management services provided to Legal & General Pensions Limited (LGPL), which have been charged at market referenced rates since 1 January 2007, and Legal & General Assurance Society Limited (Society), which will be charged at market referenced rates from 1 July 2007. Profits arising on the provision of these services are valued on a look through basis.

As the EEV methodology incorporates the future capitalised cost of these internal investment management services, the equivalent IFRS profits have been removed from the Investment management segment and are instead included in the results of the UK life and pensions segment on an EEV basis.

The capitalised value of future profits emerging from internal investment management services are therefore included in the embedded value and new business contribution calculations for the UK life and pensions segment. However, the historical profits which have emerged continue to be reported in the IFRS basis shareholders' equity of the Investment management segment. Since the look through into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value and in order to reconcile the profits arising in the financial period within each segment with the net assets on the opening and closing balance sheet, a transfer of IFRS profits for the period from the UK life and pensions SNW is deemed to occur.

New business

New business premiums reflect income arising from the sale of new contracts during the reporting period and any changes to existing contracts, which were not anticipated at the outset of the contract.

In-force business comprises previously written single premium, regular premium and recurrent single premium contracts.

DWP rebates have not been treated as recurrent and are included in single premium new business when received.

III European Embedded Value Methodology (continued)

New business contribution arising from the new business premiums written during the reporting period has been calculated on the same economic and operating assumptions used in the embedded value at the end of the financial period. This has then been rolled forward to the end of the financial period using the risk discount rate applicable at the end of the reporting period.

The present value of future new business premiums (PVNBP) has been calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for the embedded value at the end of the financial period. The new business margin is defined as new business contribution at the end of the reporting period divided by the PVNBP. The premium volumes and projection assumptions used to calculate the PVNBP are the same as those used to calculate new business contribution.

Projection assumptions

Cash flow projections are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on conditions at the end of the financial year. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used in the US, where the investments of that subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio of assets and assumes an investment return on reinvestment of surplus cash flows. The assumed discount and inflation rates are consistent with the investment return assumptions.

Detailed projection assumptions including mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business, whether incurred in the covered business or elsewhere in the Group, are allocated to that business. The expense assumptions used for the cash flow projections therefore include the full cost of servicing this business.

Tax

The projections take into account all tax which is expected to be paid, based on best estimate assumptions, applying current legislation and practice together with known or expected future changes. This includes tax which would arise if surplus assets within the covered business were eventually to be distributed. The future benefit of certain current UK tax rules on the apportionment of income has not been reflected. It is expected that these rules will be amended as part of the current consultation on life assurance taxation, such that the benefit is not expected to be realised.

Allowance for risk

Aggregate risks within the covered business are allowed for through the following principal mechanisms:

i. setting required capital levels with reference to both the Group's internal risk based capital models, and an assessment of the strength of regulatory reserves in the covered business;

ii. allowing explicitly for the time value of financial options and guarantees within the Group's products; and

iii. setting risk discount rates by deriving a Group level risk margin to be applied consistently to local risk free rates.

Required capital and free surplus

Regulatory capital for UK life and pensions business is provided by assets backing the with-profits business or by the SNW. The SNW comprises the sum of the values of the Shareholder Retained Capital (SRC), the Sub-fund and the shareholder capital within LGPL.

For UK with-profits business, the required capital is covered by the surplus within the with-profits part of the fund and no effect is attributed to shareholders except for the burn-through cost, which is described later. This treatment is consistent with the Principles and Practices of Financial Management for this part of the fund.

For UK non profit business, the required capital will be maintained at no less than the level of the EU minimum solvency requirement. This level, together with the margins for adverse deviation in the regulatory reserves, is, in aggregate, in excess of internal capital targets assessed in conjunction with the Individual Capital Adequacy (ICA) assessment.

In Society, the SRC is either required to cover EU solvency margin or is encumbered because its distribution to shareholders is restricted due to previous understandings with the Financial Services Authority. It is therefore classified as required capital and not as free surplus for the purposes of EEV reporting. SRC is valued by assuming it is distributed from the LTF over a 20 year period with allowance for tax payable on distribution. For this purpose, distribution of the SRC is restricted such that there is always sufficient SRC left to cover the EU solvency margin for in-force non profit business in Society.

In LGPL, the shareholder capital covers the EU minimum solvency margin for the business.

The initial strains relating to new non profit business, together with the related EU solvency margin, are supported by releases from existing non profit business, the SRC and LGPL shareholder capital. As a consequence, the writing of new business defers the release of capital from the SRC and LGPL shareholder capital to free surplus. Any assets in LGPL shareholder capital in excess of those required to cover the EU minimum solvency margin are treated as free surplus. Cost of holding required capital is defined as the difference between the value of the required capital and the present value of future releases of that capital. For new business,

III European Embedded Value Methodology (continued)

the cost of capital is taken as the difference in the value of that capital assuming it was available for release immediately and the present value of the future releases of that capital. As the investment return, net of tax, on that capital is less than the risk discount rate, there is a resulting cost of capital which is reflected in the value of new business.

The Sub-fund is also treated as required capital, because its distribution to shareholders is restricted by Society's Articles of Association.

For our UK managed pension funds business, management's capital policy has been used to set the level of required capital. The balance of net assets within the UK managed funds business is treated as free surplus.

For Legal & General America, the Company Action Level (CAL) of capital has been treated as required capital for modelling purposes. The CAL is the regulatory capital level at which the company would have to take prescribed action, such as submission of plans to the State insurance regulator, but would be able to continue operating on the existing basis. The CAL is currently twice the level of capital at which the regulator is permitted to take control of the business.

For Legal & General Netherlands, 100% of EU minimum solvency margin has been used for all EV modelling purposes for all products both with and without FOGs. The level of capital has been determined using risk based capital techniques.

For Legal & General France, 100% of EU minimum solvency margin has been used for EV modelling purposes for all products both with and without FOGs. The level of capital has been determined using risk based capital techniques.

The contribution from new business for our Overseas businesses reflects an appropriate allowance for the cost of holding the required capital.

Financial options and guarantees

In the UK, all financial options and guarantees (FOGs) are within the UK life and pensions business.

Under the EEV Principles an allowance for time value of FOGs is required where a financial option exists which is exercisable at the discretion of the policyholder. These types of option principally arise within the with-profits part of the fund and their time value is recognised within the with-profits burn-through cost described below. Additional financial options for non profit business exist only for a small amount of deferred annuity business where guaranteed early retirement and cash commutation terms apply when the policyholders choose their actual retirement date.

Further financial guarantees exist for non profit business, in relation to index-linked annuities where capped or collared restrictions apply. Due to the nature of these restrictions and the manner in which they vary depending on the prevailing inflation conditions, they are also treated as FOGs and a time value cost recognised accordingly.

The time value of FOGs has been calculated stochastically using a large number of real world economic scenarios derived from assumptions consistent with the deterministic EEV assumptions and allowing for appropriate management actions where applicable. The management action primarily relates to the setting of bonus rates. Future regular and terminal bonuses on participating business within the projections are set in a manner consistent with expected future returns available on assets deemed to back the policies within the stochastic scenarios.

In recognising the residual value of any projected surplus assets within the with-profits part of the fund in the deterministic projection, it is assumed that terminal bonuses are increased to exhaust all of the assets in the part of the fund over the future lifetime of the in-force with-profits policies. However, under stochastic modelling, there may be some extreme economic scenarios when the total projected assets within the with-profits part of the fund are insufficient to pay all projected policyholder claims and associated costs. The average additional shareholder cost arising from this shortfall has been included in the time value cost of options and guarantees and is referred to as the with-profits burn-through cost.

Economic scenarios have been used to assess the time value of the financial guarantees for non profit business by using the inflation rate generated in each scenario. The inflation rate used to project index-linked annuities will be constrained in certain real world scenarios, for example, where negative inflation occurs but the annuity payments do not reduce below pre-existing levels. The time value cost of FOGs allows for the projected average cost of these constrained payments for the index-linked annuities. It also allows for the small additional cost of the guaranteed early retirement and cash commutation terms for the minority of deferred annuity business where such guarantees have been written.

In the US, FOGs relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is based on the accumulated value of the contract including accrued interest. The crediting rates are discretionary but related to the accounting income for the amortising bond portfolio. The majority of the guaranteed minimum crediting rates are between 4% and 5%. The assets backing these contracts are invested in US dollar denominated fixed interest securities.

In the Netherlands, there are two types of guarantees which have been separately provided for: interest rate guarantees and maturity guarantees. Certain contracts provide an interest rate guarantee where there is a minimum crediting rate based on the higher of 1-year Euribor and the policy guarantee rate. This guarantee applies on a monthly basis. Certain unit linked contracts provide a guaranteed minimum value at maturity where the maturity amount is the higher of the fund value and a guarantee amount. The fund values for both these contracts are invested in Euro denominated fixed interest securities.

III European Embedded Value Methodology (continued)

In France, FOGs which have been separately provided for relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is the accumulated value of the contract including accrued bonuses. The bonuses are based on the accounting income for the amortising bond portfolios plus income and releases from realised gains on any equity type investments. Policy liabilities equal guaranteed surrender values. Local statutory accounting rules require the establishment of a specific liability when the accounting income for a company is less than 125% of the guaranteed minimum credited returns, although this has never been required. In general, the guaranteed annual bonus rates are between 0% and 4.5%.

Risk discount rate

The risk discount rate (RDR) is a combination of the risk free rate and a risk margin, which reflects the residual risks inherent in the Group's covered businesses, after taking account of prudential margins in the statutory provisions, the required capital and the specific allowance for FOGs.

The risk margin has been determined based on an assessment of the Group's weighted average cost of capital (WACC). This assessment incorporates a beta for the Group, which measures the correlation of movements in the Group's share price to movements in a relevant index. Beta values therefore allow for the market's assessment of the risks inherent in the business relative to other companies in the chosen index.

The WACC is derived from the Group's cost of equity and debt, and the proportion of equity to debt in the Group's capital structure measured using market values. Each of these three parameters should be forward looking, although informed by historic information. The cost of equity is calculated as the risk free rate plus the equity risk premium for the chosen index multiplied by the company's beta. Forward-looking or adjusted betas make allowance for the observed tendency for betas to revert to 1 and therefore a weighted average of the historic beta and 1 tends to be a better estimate of the company's beta for the future period. We have computed the WACC using an arithmetical average of forward-looking betas against the FTSE 100 index.

The cost of debt used in the WACC calculations takes account of the actual locked-in rates for our senior and subordinated long term debt. All debt interest attracts tax relief at a rate of 28%.

Whilst the WACC approach is a relatively simple and transparent calculation to apply, subjectivity remains within a number of the assumptions. Management believes that the chosen margin, together with the levels of required capital, the inherent strength of the Group's regulatory reserves and the explicit deduction for the cost of options and guarantees, is appropriate to reflect the risks within the covered business. For these results the risk margin has been maintained at 3.0%.

A similar approach will be adopted when risk margins are reassessed in future periods.

Key assumptions are summarised below:

Risk free rate	Derived from gross redemption yields on relevant gilt portfolio
Equity risk premium	3.0% (UK only)
Property risk premium	2.0% (UK only)
Risk margin	3.0%

Analysis of profit

Operating profit is identified at a level which reflects an assumed longer term level of investment return.

The contribution to operating profit in a period is attributed to four sources:

i. new business;

ii. the management of in-force business;

iii. development costs; and

iv. return on shareholder net worth.

Further profit contributions arise from actual investment return differing from the assumed long term investment return (investment return variances), and from the effect of economic assumption changes.

The contribution from new business represents the value recognised at the end of each period from new business written in that period, after allowing for the actual cost of acquiring the business and of establishing the required technical provisions and reserves and after making allowance for the cost of capital. New business contributions are calculated using closing assumptions.

III European Embedded Value Methodology (continued)

The contribution from in-force business is calculated using opening assumptions and comprises:

i. expected return - the discount earned from the value of business in-force at the start of the year;

ii. experience variances - the variance in the actual experience over the reporting period from that assumed in the value of business in-force as at the start of the year; and

iii. operating assumption changes - the effects of changes in future assumptions, other than changes in economic assumptions from those used in valuing the business at the start of the year. These changes are made prospectively from the end of the year.

Development costs are associated with investment in building a new enterprise or exceptional development activity over a defined period.

The contribution from shareholder net worth comprises the increase in embedded value based on assumptions at the start of the year in respect of:

i. encumbered assets within the covered business – principally the unwind of the discount rate;

ii. LGPL shareholder capital – the expected investment return; and

iii. residual assets - the expected investment return.

Further profit contributions arise from actual investment returns differing from the assumed long term investment returns (investment return variances) and from the effect of economic assumption changes.

Investment return variances represent the effect of actual investment performance and changes to investment policy on shareholder net worth and in-force business from that assumed at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables on shareholder net worth and in-force business from that assumed at the beginning of the period, which are beyond the control of management, including associated changes to valuation bases to the extent that they are reflected in revised assumptions.

IV IFRS basis of preparation

The Group's financial information for the period ending 30 June 2007 has been prepared in accordance with the Listing Rules of the Financial Services Authority. The Group's financial information has been prepared in accordance with the accounting policies that the Group expects to adopt for the 2007 year end which are consistent with the principal accounting policies which are set out in the Group's 2006 consolidated financial statements. The principal accounting policies adopted by the Group for the 2006 year end, as set out in the Group's 2006 consolidated financial statements, were consistent with IFRSs issued by the IASB as adopted by the European Commission (EC) for use in the European Union (EU). The Group has chosen not to adopt IAS 34 'Interim Financial Reporting' in preparing its 2007 interim accounts since adoption of this standard is not mandatory. The Group intends to apply IAS 34 in the 2008 interim accounts.

The preparation of the financial information includes the use of estimates and assumptions that affect items reported in the consolidated balance sheet and income statement and the disclosure of contingent assets and liabilities at the date of the financial information. Although these estimates are based on management's best knowledge of current circumstances and future events and actions, actual results may differ from those estimates, possibly significantly.

The accounting policies have been consistently applied to all periods presented.

END